Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

TEGNA INC.,

TETON MERGER SUB, INC.

and

NEXSTAR MEDIA GROUP, INC.

Dated as of August 18, 2025

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 18, 2025, is by and among TEGNA Inc., a Delaware corporation (the “Company”), Nexstar Media Group, Inc., a Delaware corporation (“Parent”), and Teton Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Teton Merger Sub”).

WITNESSETH:

WHEREAS, Parent desires to acquire the Company, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Teton Merger Sub shall be merged with and into the Company (the “Teton Merger”), with the Company surviving the Teton Merger as a wholly owned Subsidiary of Parent, and each outstanding share of Company Common Stock (other than Cancelled Shares, Converted Shares and Dissenting Shares) shall be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that the transactions contemplated by this Agreement, including the Teton Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Teton Merger, (c) resolved to recommend that the holders of Company Common Stock adopt this Agreement and (d) directed that the adoption of this Agreement be submitted for consideration by the Company’s stockholders at a meeting thereof;

WHEREAS, the Board of Directors of Teton Merger Sub has unanimously (a) determined that the transactions contemplated by this Agreement, including the Teton Merger, are advisable, fair to and in the best interests of Teton Merger Sub and its sole stockholder, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Teton Merger, and (c) resolved to recommend that the sole stockholder of Teton Merger Sub adopt this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Teton Merger; and

WHEREAS, Parent, Teton Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Teton Merger Sub and the Company agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Certain Specified Definitions. As used in this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and non-use provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and which shall not contain any exclusivity provisions or other terms that would restrict in any manner the Company’s ability to consummate the Teton Merger or comply with its disclosure obligations to Parent and Teton Merger Sub pursuant this Agreement; provided, that any such confidentiality agreement need not contain any standstill or similar provision.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided that in no event shall a Person control or be deemed to control any other Person solely by virtue of being a party to a Sharing Agreement with such Person.

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Book-Entry Shares” means shares of Company Common Stock that, immediately prior to the Teton Merger Effective Time, are not represented by Certificates but are represented in book-entry form.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to remain closed.

“Certificate” means a stock certificate that, immediately prior to the Teton Merger Effective Time, represents shares of Company Common Stock.

“Clean Team Agreement” has the meaning set forth on Section 1.1(a) of the Company Disclosure Schedule.

“Code” means the U.S. Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means a collective bargaining agreement, labor union contract, or trade union agreement.

“Communications Act” means the U.S. Communications Act of 1934, including the Telecommunications Act of 1996.

“Company Benefit Plan” means each compensatory or employee benefit plan, program, agreement or arrangement, including each pension, retirement, profit-sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, medical, retiree medical, vision, dental or other health plans, life insurance plans, and each other material employee benefit plan or fringe benefit plan, including each “employee benefit plan” as that term is defined in Section 3(3) of ERISA, in each case, whether oral or written, funded or unfunded, or insured or self-insured, that is maintained by the Company or any of its Subsidiaries for the benefit of any current or former employee or director of the Company or any of its Subsidiaries, other than a Multiemployer Plan and other than any plan or program maintained by a Governmental Entity to which the Company or any of its Affiliates contributes pursuant to applicable Law.

“Company Equity Awards” means the Company RSU Awards, Company PSU Awards and Company Phantom Share Unit Awards.

“Company Lease” means any lease, sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Superior Proposal” means a bona fide written Company Takeover Proposal, substituting “50%” for “20%” in the definition thereof, that the Company Board determines in good faith, after consultation with the Company’s independent financial advisors and outside legal counsel, taking into account such factors as the Company Board considers in good faith to be appropriate (e.g., the timing, likelihood of consummation, legal, financial, regulatory and other aspects of the Company Takeover Proposal, including the terms and conditions (including financing terms) thereof, and such other factors as the Company Board considers to be relevant in good faith (including proposed revisions to this Agreement made by Parent prior to the time of such determination)), to be more favorable from a financial point of view to the Company’s stockholders than the transactions contemplated by this Agreement.

“Company Takeover Proposal” means any bona fide proposal or offer made by any Person or group (as such term is used in Section 13(d) of the Exchange Act) of related Persons (including the Company’s stockholders, but excluding Parent, Teton Merger Sub and their Affiliates), and whether involving a transaction or series of related transactions, for, or that would reasonably be expected to lead to, a direct or indirect acquisition, including by merger, reorganization, share exchange, consolidation, business combination, dissolution, liquidation, stock acquisition, asset acquisition, tender offer, joint venture or similar transaction involving the Company or any of its Subsidiaries (a) of assets or businesses representing more than 20% of the revenues, net income or assets of the Company and its Subsidiaries, in each case on a consolidated basis (in each case, including securities of the Subsidiaries of the Company or of any entity surviving a merger with such Subsidiary) or (b) of more than 20% of the beneficial ownership or voting power of the shares of Company Common Stock (including options, warrants to purchase or securities convertible into or exchangeable therefor) then issued and outstanding.

“Company Termination Fee” means an amount in cash equal to $120,000,000.

“Compliant” means, with respect to the Required Information, that: (a) such Required Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Information in light of the circumstances under which it was made available, not misleading, (b) such Required Information complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1 that would be applicable to such Required Information (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities) and (c) the financial statements and other financial information included in such Required Information (i) would not be deemed stale or otherwise be unusable under customary practices for offerings of non-convertible, high yield debt securities issued under Rule 144A promulgated under the Securities Act and (ii) are sufficient to permit the Company’s independent auditors to issue customary comfort letters to the Debt Financing Parties to the extent required as part of the Debt Financing, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any Business Day prior to the Closing (and such auditors have confirmed that they are prepared to issue a comfort letter subject to their completion of customary procedures, with it being understood that such issuance of the comfort letter shall not occur until the “pricing” of such debt securities).

“Confidentiality Agreement” has the meaning set forth on Section 1.1(a) of the Company Disclosure Schedule.

“Contract” means any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or binding obligation.

“Credit Agreement” means the Amended and Restated Competitive Advance and Revolving Credit Agreement, dated as of December 13, 2004 and effective as of January 5, 2005, and as amended and restated as of August 5, 2013, as further amended as of June 29, 2015, as further amended as of September 30, 2016, as further amended as of August 1, 2017, as further amended as of June 21, 2018, as further amended as of August 15, 2019. as further amended as of June 11, 2020 and as further amended as of May 14, 2023, among the Company, as borrower, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended, restated, supplemented or otherwise modified from time to time.

“Debt Financing Parties” means the entities that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, or to purchase securities from or place securities or arrange or provide loans for Parent in lieu of the Debt Financing under the Debt Commitment Letter, in connection with the Teton Merger, including the parties to the Debt Commitment Letter and any joinder agreements, engagement letters, purchase or underwriting agreements, indentures or credit agreements relating thereto (the “Debt Financing Entities”) and their respective representatives, successors and assigns; provided, that Parent and its Subsidiaries shall not be Debt Financing Parties.

“Deferred Compensation Plan” means each of the (i) TEGNA Inc. Deferred Compensation Plan Rules for Post-2004 Deferrals, as amended and (ii) TEGNA Inc. Deferred Compensation Plan Restatement Rules for Pre-2005 Deferrals, as amended.

“Distribution Matters” means all matters related to the distribution, via MVPD or otherwise (including, for clarity, via over-the-top platforms) of the Company Stations or programming content thereof.

“Environmental Permit” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“ERISA Affiliate” means, with respect to any entity, trade or business (whether or not incorporated), any other entity, trade or business (whether or not incorporated) that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Existing Company Notes” means, collectively, the notes and debentures issued pursuant to the Indentures.

“FCC” means the U.S. Federal Communications Commission.

“FCC Applications” means those applications required to be filed with the FCC to obtain the approvals of the FCC pursuant to the Communications Act and FCC Rules necessary to consummate the transactions contemplated by this Agreement.

“FCC Consent” means the grant by the FCC of the FCC Applications, regardless of whether the action of the FCC in issuing such grant remains subject to reconsideration or other further review by the FCC or a court.

“FCC Rules” means the rules, regulations, orders and promulgated and published policy statements of the FCC.

“Fraud” means actual and intentional common law fraud under Delaware law with respect to the representations and warranties set forth in this Agreement (including Article IV or Article V) or any certificate delivered pursuant to this Agreement. For the avoidance of doubt, the term “Fraud” does not include any claim for equitable fraud, promissory fraud, or unfair dealings fraud, or any claim for fraud or misrepresentation based on negligence or recklessness.

“Governmental Entity” means any federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental or self-regulatory authority or instrumentality, domestic or foreign.

“Hazardous Materials” means all substances defined or regulated as hazardous, a pollutant or a contaminant under any Environmental Law, including any regulated pollutant or contaminant (including any constituent, raw material, product or by-product thereof), petroleum or natural gas hydrocarbons or any liquid or fraction thereof, asbestos or asbestos-containing material, polychlorinated biphenyls, any hazardous waste, and any toxic, radioactive, infectious or hazardous substance, material or agent.

“Indebtedness” means, with respect to any Person, all obligations of such Person with respect to (i) borrowed money, (ii) notes, bonds, debentures or other debt securities or similar instruments, (iii) the deferred purchase price of property or services, including amounts payable with respect to earnouts, purchase price adjustments or other deferred payments related to acquisitions (other than trade payables not overdue by more than sixty (60) days incurred in the ordinary course of such Person’s business), (iv) any interest rate, currency or other hedging arrangement (assuming they were terminated on the date of determination), (v) any conditional sale or other title retention agreement with respect to property acquired by such Person, (vi) under leases that have been (or should have been) recorded as finance leases in accordance with GAAP, (vii) letters of credit, assurances against loss, bankers’ acceptances or similar facilities, (viii) guarantees of any Indebtedness of another Person and (ix) all indebtedness and other payment obligations referred to in clause (i) through clause (viii) above of another Person secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness or other payment obligations.

“Indentures” means, collectively:

(1) that certain indenture, dated as of March 1, 1983, as subsequently amended, supplemented or otherwise modified, including by that (i) thirteenth supplemental indenture, dated as of September 13, 2019, relating to the Company’s 5.000% Senior Notes due 2029, (ii) fourteenth supplemental indenture, dated as of January 9, 2020, relating to the Company’s 4.625% Senior Notes due 2028 and (iii) fifteenth supplemental indenture, dated as of September 10, 2020, relating to the Company’s 4.750% Senior Notes due 2026; and

(2) that certain indenture, dated as of June 1, 1997, as subsequently amended, supplemented or otherwise modified, relating to the Company’s 7.75% Senior Debenture due 2027 and the Company’s 7.25% Senior Debentures due 2027.

“Injunction” means any order, writ, injunction, judgment, decree or ruling.

“Intellectual Property” means all intellectual property and similar proprietary rights existing anywhere in the world, including: (a) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”); (b) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, and all applications and registrations therefor (collectively, “Marks”); (c) copyrights and any other equivalent rights in works of authorship (including rights in software as a work of authorship) and any other related rights of authors (collectively, “Copyrights”); (d) domain names, uniform resource locators, Internet Protocol addresses, social media accounts or user names (including handles), and other names, identifiers and locators associated with any of the foregoing or other Internet addresses, sites and services; and (e) trade secrets and industrial secret rights, inventions (whether or not patentable), and rights in know-how, data and confidential or proprietary business or technical information that derives independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”).

“Intervening Event” means any event, change, occurrence or development with respect to the Company or its Subsidiaries that (i) was not known or reasonably foreseeable to the Company Board (or any committee thereof) as of the date hereof and (ii) first becomes known to the Company Board (or any committee thereof) after the execution of this Agreement and prior to obtaining the Company Stockholder Approval; provided, however, that any event, change, occurrence or development (a) that involves or relates to a Company Takeover Proposal or a Company Superior Proposal (which, for purposes of this definition, shall be read without reference to any percentages set forth in the definitions of “Company Takeover Proposal” or “Company Superior Proposal”) or the consequences thereof, (b) solely resulting from any change, in and of itself, after the execution and delivery of this Agreement in the market price or trading volume of the Company Common Stock (excluding any underlying causes thereof) (c) that relates to any change in the credit rating the Company or the fact that the Company meets or exceeds internal or published estimates, projections, forecasts or predictions for any period (provided, that the underlying causes thereof may be considered in determining whether an Intervening Event has occurred (or would reasonably be expected to occur) to the extent not otherwise excluded in this definition) or (d) that relates to any opportunity to acquire (by merger, joint venture, partnership, consolidation, acquisition of stock or assets), directly or indirectly, any assets, securities, properties or businesses from, or enter into any licensing, collaborating or similar arrangements with, any other Person, shall not be deemed to constitute an Intervening Event.

“IT Assets” means the computers, software and software platforms, databases, websites, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are used in connection with the operation of the business of the Company or any of its Subsidiaries.

“Knowledge” means (a) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 1.1 of the Parent Disclosure Schedule and (b) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 1.1(a) of the Company Disclosure Schedule.

“Liability” means any and all debts, liabilities and obligations, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

“Lien” means any mortgage, lien, pledge, security interest, charge, easement, or similar encumbrance of any kind, other than restrictions on transfer arising under applicable securities Laws and non-exclusive licenses granted in the ordinary course of business.

“Market” means the “Designated Market Area,” as determined by The Nielsen Company, of a television broadcast station.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing after the date of this Agreement throughout which and at the end of which (a) Parent has the Required Information and the Required Information is Compliant (provided that the filing by the Company with the SEC of an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q that includes any annual audited financial statements or quarterly interim financial statements of the Company included in the Required Information will be deemed to satisfy any requirement to deliver such financial statements to the Parent so long as such financial statements otherwise comply with the requirements set forth in “Required Information” with respect thereto) and (b) the condition set forth in Section 7.1(a) is satisfied; provided that (i) the Marketing Period shall not commence earlier than September 2, 2025, (ii) if the Marketing Period has not ended on or prior to December 19, 2025, the Marketing Period shall not commence earlier than January 5, 2026, (iii) if the Marketing Period has not ended on or prior to August 21, 2026, the Marketing Period shall not commence earlier than September 8, 2026, (iv) if the Marketing Period has not ended on or prior to December 18, 2026, the Marketing Period shall not commence earlier than January 4, 2027 and (v) November 27, 2025, November 28, 2025, May 25, 2026, July 4, 2026, November 26, 2026 and November 27, 2026 shall not constitute days for purposes of calculating such fifteen consecutive Business Day period (provided, however, that such exclusion shall not restart such period); provided, further, that if the Company shall in good faith reasonably believe that it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating the date upon which it believes it completed such delivery of Required Information), in which case the Company shall be deemed to have complied with such obligation to deliver Required Information on the date such notice is delivered to Parent, unless Parent in good faith reasonably believes the Company has not completed delivery of the Required Information and, within two Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating in good faith and with specificity which items of the Required Information the Company has not delivered). Notwithstanding the foregoing, (a) the Marketing Period will end on any earlier date that is the date on which the Debt Financing is closed and (b) the Marketing Period will not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of the fifteen consecutive Business Day period referenced herein, (i) the Company’s independent auditor has withdrawn its audit opinion or announced its intention to do so with respect to any audited financial statements that are included in the Required Information, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the audited financial statements of the Company for the applicable periods by such independent auditor or another independent public accounting firm reasonably acceptable to Parent or such auditor has announced that it has concluded that no restatement will be required in accordance with GAAP and that it no longer intends to withdraw its audit opinion, (ii) the Company issues a public statement indicating its intent to, or determines that it must, restate any historical financial statements or other financial information included in the Required Information, in which case the Marketing Period will not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant Required Information has been amended or the Company has announced that it has concluded that no restatement will be required in accordance with GAAP, (iii) any Required Information would not be Compliant at any time during such fifteen consecutive Business Day period (it being understood that if any Required Information provided at the commencement of the Marketing Period ceases to be Compliant during such fifteen consecutive Business Day period, then the Marketing Period will be deemed not to have started unless and until the Required Information becomes Compliant) or otherwise meet the requirements of “Required Information” as defined, in each case unless and until the Required Information becomes Compliant or otherwise meets the requirements of “Required Information” as defined, as applicable, or (iv) the Company has failed to file any report on Form 10-K, Form 10-Q or Form 8-K required to be filed with the SEC by the date required under the Exchange Act, in which case (A) in the case of a failure to file a Form 10-K or Form 10-Q, the Marketing Period will not be deemed to commence unless and until, at the earliest, such reports have been filed; and (B) in the case of a failure to file a Form 8-K, the Marketing Period will be tolled until such report has been filed; provided, that if the failure to file such report occurs during the final five days of the Marketing Period, the Marketing Period will be extended so that the final day of the Marketing Period will be no earlier than the fifth day after such report has been filed.

“MVPD” means any multi-channel video programming distributor, including cable systems, wireline telecommunications companies and direct broadcast satellite systems (in each case, solely to the extent that such system or company qualifies as a multi-channel video programming distributor, as such term is defined by the FCC).

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award, consent decree, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity, whether civil, criminal or administrative.

“Parent Credit Agreement” means that certain Credit Agreement, dated as of January 17, 2017, by and among Nexstar Media Inc., a Delaware corporation., as the borrower, Nexstar Media Group, Inc., a Delaware corporation, as holdings, the lenders party thereto and Bank of America, N.A., as the administrative agent (as amended by that Amendment No. 1 dated July 19, 2017, that Amendment No. 2 dated October 26, 2018, that certain Amendment No. 3 dated as of September 19, 2019, that certain Amendment No. 4 dated as of September 3, 2020, that certain Amendment No. 5 dated as of June 21, 2022, that certain Amendment No. 6 dated as of June 6, 2023, that certain Amendment No. 7 dated as of June 27, 2025).

“Parent Regulatory Termination Fee” means an amount in cash equal to $125,000,000.

“Permitted Lien” means (a) any Lien for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings or for which adequate reserves have been established by the Company or Parent, as applicable, in accordance with GAAP, (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens (i) with respect to Liabilities that are not yet due and payable, (ii) that are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof in accordance with GAAP or (iii) arising or incurred in the ordinary and usual course of business and which are not, individually or in the aggregate, material to the business operations of the Company or Parent, as applicable, and its Subsidiaries and do not materially adversely affect the market value or continued use of the asset encumbered thereby, (c) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions but only to the extent that the Company or Parent, as applicable, and its Subsidiaries and their assets are materially in compliance with the same, (d) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (e) Liens relating to intercompany borrowings among a Person and its wholly owned subsidiaries, (f) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens, but not including any monetary Liens, that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are typical for the applicable property type and locality as do not individually or in the aggregate materially interfere with the present occupancy or use or market value of the applicable real property or otherwise materially impair the business operations of the Company or Parent, as applicable, and its Subsidiaries or (g) Liens to be released at or prior to Closing.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity and any permitted successors and assigns of such person.

“Proceeding” means any action, suit, claim, hearing, arbitration, litigation or other proceeding, in each case, by or before any Governmental Entity.

“Program Rights” means rights to broadcast and rebroadcast television programs, feature films, shows or other video programming.

“Radio Stations” means the radio stations owned and operated by the Company or any of its Subsidiaries, all of which are listed on Section 1.1(b) of the Company Disclosure Schedule.

“Required Information” means (a) all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type customarily included in offering memoranda for offering(s) of non-convertible, high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act as contemplated by the Debt Commitment Letter, assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made (including all audited financial statements and all unaudited financial statements (which will have been reviewed by the Company’s independent accountants as provided in Statement on Auditing Standards 100)) and (b) such other pertinent and customary information regarding the Company and its Subsidiaries (including their assets and stations) (i) requested by Parent to the extent that such information is required in connection with the Debt Commitment Letter or the Debt Financing or of the type and form customarily included in offering memoranda for an offering of non-convertible, high-yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act as contemplated by the Debt Commitment Letter or marketing documents used in connection with the Debt Financing (including, but not limited to, (A) the historical financial, business and other information of the Company and its Subsidiaries that is requested by Parent to the extent necessary to permit Parent to prepare (x) pro forma financial statements (provided, however, that the Company and its Subsidiaries shall have no obligation to prepare any pro forma financial statements), (y) “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and (z) to the extent reasonably requested by Parent for disclosure and reasonably reliable and readily available without unreasonable effort, “flash” or “recent developments” financial information, in each case of (x), (y) and (z), in all material respects in compliance with the requirements of Regulation S-X under the Securities Act for registered offerings of securities on Form S-1 (or any successor form thereto) under the Securities Act (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities), and for the periods (including for the twelve (12)-month period ending on the last day of the most recently completed fiscal quarter) customarily included in such offering memoranda and (B) all cost savings initiatives initiated or implemented by the Company or any of its Subsidiaries and any realized synergies) or (ii) as otherwise necessary to receive from the Company’s independent auditors (and any other auditor to the extent that financial statements audited or reviewed by such auditors are or would be included in such offering memorandum) customary “comfort” (including “negative assurance” comfort and change period comfort), together with drafts of customary comfort letters that such independent auditors are prepared to deliver upon the “pricing” of any high-yield bonds being issued in connection with the Debt Financing, with respect to the financial information to be included in such offering memorandum. Notwithstanding anything to the contrary in this definition, nothing herein will require the Company or any of its Affiliates to provide (or be deemed to require any of them to prepare) any (A) pro forma financial statements, (B) description of all or any portion of the Debt Financing, including any “description of notes”, “plan of distribution” and information customarily provided by investment banks or their counsel or advisors in preparation of an offering memorandum for private placements of non-convertible, high-yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act, (C) risk factors relating to all or any component of the Debt Financing, (D) (1) historical financial statements or other information required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X under the Securities Act, (2) any compensation discussion and analysis or other information required by Item 10, Item 402, Item 404 and Item 601 of Regulation S-K under the Securities Act, XBRL exhibits or any information regarding executive compensation or related persons related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A or (3) separate Subsidiary financial statements, (E) projections or (F) information regarding any post-Closing or pro-forma cost savings, synergies, capitalization or ownership desired to be incorporated into any information used in connection with the Debt Financing. The information described in clauses (A)-(F) of this definition is collectively referred to as the “Excluded Information.”

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933.

“Sensitive Data” means cardholder data and sensitive authentication data that must be protected in accordance with the requirements of the Payment Card Industry Data Security Standard.

“Sharing Agreement” means a time brokerage, local marketing or shared services Contract with respect to a television broadcast station.

“Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its Subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured and (d) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, trust or other form of legal entity of which (a) such first Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) of which such first Person is a general partner or managing member.

“Tax” or “Taxes” means any and all federal, state, local or foreign taxes imposed by any Taxing Authority, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, environmental, stamp, occupation, premium, and property (real or personal) or other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

“Tax Return” means any return, declaration, report or similar filing filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return, or declaration of estimated Taxes.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax.

“TV Stations” means all television broadcast stations (including stations operated as “satellites” pursuant to Section 73.3555, Note 5, of the FCC Rules), low power television stations (including Class A stations) and TV translator stations owned by the Company or any of its Subsidiaries.

“Willful Breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, and such action or failure to take action was undertaken with actual knowledge that the taking of such action or the failure to act would reasonably be expected to cause a breach of this Agreement.

Section 1.2  Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Section

Actions	Section 9.4(b)
Agreement	Preamble
Cancelled Shares	Section 3.1(a)(ii)
Change	Section 4.1(c)
Chosen Courts	Section 9.4(b)
Clearance Date	Section 6.4(a)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Acquisition Agreement	Section 6.3(e)
Company Adverse Recommendation Change	Section 6.3(e)
Company Board	Recitals
Company Common Stock	Section 4.2(a)
Company Disclosure Schedule	Article IV
Company Employee	Section 6.5(a)
Company Indenture Officers’ Certificates	Section 6.16(a)
Company Internal Controls Disclosures	Section 4.6
Company Material Adverse Effect	Section 4.1(c)
Company Material Contracts	Section 4.19(a)
Company Note Offers and Consent Solicitations	Section 6.16(a)
Company Organizational Documents	Section 4.1(b)
Company Phantom Share Unit Award	Section 3.3(b)
Company PSU Award	Section 3.3(a)
Company Recommendation	Section 4.3
Company Redemption Notice	Section 6.16(b)
Company Redemption Officers’ Certificate	Section 6.16(b)
Company Registered Intellectual Property	Section 4.18(a)
Company Related Parties	Section 8.3(f)(i)
Company RSU Award	Section 3.3(a)
Company SEC Documents	Section 4.5(a)
Company Station License	Section 4.9(a)
Company Stations	Section 4.9(a)
Company Stockholder Approval	Section 4.3
Company Stockholders’ Meeting	Section 6.4(b)
Company Supplemental Indenture	Section 6.16(a)
Consent Solicitations	Section 6.16(a)

Continuation Period	Section 6.5(a)
control	See definition of Affiliate
controlled by	See definition of Affiliate
Converted Shares	Section 3.1(a)(ii)
Copyrights	See definition of Intellectual Property
Covered Persons	Section 6.9(a)
D&O Insurance	Section 6.9(c)
days	Section 9.15
Debt Commitment Letter	Section 5.12(a)
Debt Financing	Section 5.12(a)
Debt Financing Entities	See definition of Debt Financing Parties
Debt Financing Related Parties	Section 9.14
Debt Offer Documents	Section 6.16(a)
Definitive Agreements	Section 6.15(a)
DGCL	Recitals
Disclosure Schedule	Section 9.16
Dissenting Shares	Section 3.1(b)(i)
Enforceability Exceptions	Section 4.3
Enforcement Expenses	Section 8.3(d)
Environmental Laws	Section 4.10(a)
Excluded Information	See definition of Required Information
Existing Credit Facilities Termination	Section 6.16(c)
extent	Section 9.15
Financing Amount	Section 5.12(c)
GAAP	Section 4.5(b)
HSR Act	Section 4.4(a)
IRS	Section 4.11(a)(iv)
Laws	Section 4.8(a)
Marks	See definition of Intellectual Property
Merger Consideration	Section 3.1(a)(iii)
Multiemployer Plan	Section 4.11(e)
Offers to Purchase	Section 6.16(a)
Outside Date	Section 8.1(b)
Owned Real Property	Section 4.17(a)
Parent	Preamble
Parent Board	Recitals
Parent Disclosure Schedule	Article V
Parent Expenses	Section 8.3(e)
Parent Material Adverse Effect	Section 5.1(b)
Parent Related Parties	Section 8.3(f)(i)
participate	Section 6.11
Patents	See definition of Intellectual Property
Paying Agent	Section 3.2(a)
Payment Fund	Section 3.2(b)
Payoff Amount	Section 6.16(c)

Post-Closing Plans	Section 6.5(c)
Prohibited Modifications	Section 6.15(b)
Proxy Statement	Section 4.14
Qualified Plan	Section 4.11(c)
Qualifying Transaction	Section 8.3(a)
Redemption	Section 6.16(b)
Reimbursement Obligations	Section 6.16(d)
Renewal Application	Section 6.6(d)
Representatives	Section 5.13
Sarbanes-Oxley Act	Section 4.5(a)
Specified Date	Section 4.2(a)
Surviving Company	Section 2.1
Takeover Statute	Section 4.23
Teton Certificate of Merger	Section 2.3
Teton Merger	Recitals
Teton Merger Effective Time	Section 2.3
Teton Merger Sub	Preamble
to the extent	Section 9.15
Trade Secrets	See definition of Intellectual Property
Transaction Approvals	Section 4.4(a)
Transaction Litigation	Section 6.11
under common control with	See definition of Affiliate

ARTICLE II.

THE TETON MERGER

Section 2.1  The Teton Merger. At the Teton Merger Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the DGCL, Teton Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Teton Merger Sub shall cease, and the Company shall continue its existence under Delaware law as the surviving corporation in the Teton Merger (the “Surviving Company”) and a wholly owned subsidiary of Parent.

Section 2.2  Closing. The closing of the Teton Merger (the “Closing”) shall take place (a) at 10:00 a.m. local time at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019, or remotely by exchange of documents and signatures (or their electronic counterparts) on the third Business Day following the day on which the last of the conditions set forth in Article VII to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) shall be satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement; provided, that if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than any condition that by its nature is to be satisfied at the Closing), the Closing shall be delayed and occur instead on the date following such satisfaction or waiver of such conditions that is the earlier to occur of (i) any Business Day before or during the Marketing Period as may be specified by Parent on no less than three Business Days’ prior written notice to the Company and (ii) three Business Days following the final day of the Marketing Period (subject, in each case of (i) and (ii), to the satisfaction or waiver (to the extent permitted hereunder) of all conditions set forth in Article VII (other than any condition that by its nature is to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing)), or (b) at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date”.

Section 2.3  Teton Merger Effective Time. On the Closing Date, the Company and Teton Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Teton Certificate of Merger”), executed in accordance with, and containing such information as is required by, the applicable provisions of the DGCL in order to effect the Teton Merger. The Teton Merger shall become effective at such time as the Teton Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other time as may be agreed in writing between the parties hereto and specified in the Teton Certificate of Merger in accordance with the relevant provisions of the DGCL (such time is hereinafter referred to as the “Teton Merger Effective Time”).

Section 2.4  Effects of the Teton Merger. The effects of the Teton Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL.

Section 2.5  Organizational Documents of the Surviving Company.

(a)  At the Teton Merger Effective Time, the certificate of incorporation of Teton Merger Sub, as in effect immediately prior to the Teton Merger Effective Time, shall be the certificate of incorporation of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be “TEGNA Inc.” and provided that the certificate of incorporation of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Teton Merger Effective Time than are currently set forth in the certificate of incorporation of the Company.

(b)  At the Teton Merger Effective Time, the bylaws of Teton Merger Sub, as in effect immediately prior to the Teton Merger Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be “TEGNA Inc.” and provided that the bylaws of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Teton Merger Effective Time than are currently set forth in the bylaws of the Company.

Section 2.6  Directors. The directors of Teton Merger Sub immediately prior to the Teton Merger Effective Time shall be the initial directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in each case in accordance with the certificate of incorporation and bylaws of the Surviving Company.

Section 2.7   Officers. Except as otherwise determined by Parent prior to the Teton Merger Effective Time, the officers of the Teton Merger Sub immediately prior to the Teton Merger Effective Time shall be the initial officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in each case in accordance with the certificate of incorporation and bylaws of the Surviving Company.

ARTICLE III.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 3.1   Effect on Capital Stock.

(a)   At the Teton Merger Effective Time, by virtue of the Teton Merger and without any action on the part of Parent, the Company, Teton Merger Sub or any holder of Company Common Stock or shares of common stock of Teton Merger Sub:

(i)   Common Stock of Teton Merger Sub. Each share of common stock, par value $0.01 per share, of Teton Merger Sub issued and outstanding immediately prior to the Teton Merger Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company. From and after the Teton Merger Effective Time, all certificates representing shares of common stock of Teton Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(ii)   Cancellation and Conversion of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Teton Merger Effective Time that is owned by Parent or owned or held in treasury by the Company shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (such shares of Company Common Stock, the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor. Each share of Company Common Stock issued and outstanding immediately prior to the Teton Merger Effective Time that is owned or held by any wholly owned Subsidiary of the Company shall be converted into such number of shares of stock of the Surviving Company such that each such Subsidiary shall own the same percentage of the outstanding capital stock of the Surviving Company immediately following the Teton Merger Effective Time as such Subsidiary owned in the Company immediately prior to the Teton Merger Effective Time (such shares of Company Common Stock, the “Converted Shares”).

(iii)   Conversion of Shares of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Teton Merger Effective Time (other than Cancelled Shares, Converted Shares and Dissenting Shares) shall be automatically converted into the right to receive $22.00 in cash, without interest (the “Merger Consideration”) in accordance with the provisions of Section 3.2 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 3.2(i)).

Each share of Company Common Stock converted into the right to receive Merger Consideration pursuant to this Article III shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Teton Merger Effective Time, and all Book-Entry Shares and Certificates that, immediately prior to the Teton Merger Effective Time, represented any such shares of Company Common Stock shall thereafter represent only the right to receive the Merger Consideration into which the shares of Company Common Stock represented by such shares have been converted pursuant to this Section 3.1.

(b)  Shares of Dissenting Stockholders.

(i)  Notwithstanding anything in this Agreement to the contrary, if required by the DGCL (but only to the extent required thereby), shares of Company Common Stock that are issued and outstanding immediately prior to the Teton Merger Effective Time (other than the Cancelled Shares and the Converted Shares) and that are held by holders of such shares who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with, Section 262 of the DGCL with respect to such shares held by any such holder (such shares of Company Common Stock, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and holders of such Dissenting Shares shall be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of such Section 262, unless and until any such holder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the DGCL. If, after the Teton Merger Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights, such Dissenting Shares shall thereupon be no longer considered Dissenting Shares under this Agreement and shall be treated as if they had been converted into, at the Teton Merger Effective Time, the right to receive the Merger Consideration, without any interest thereon, and the Surviving Company shall remain liable for payment of the Merger Consideration for such shares. At the Teton Merger Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence.

(ii)  The Company shall give Parent (A) prompt notice (but in any event within two (2) Business Days of receipts) of any demands (or threats in writing thereof) received by the Company for appraisals of any shares of its capital stock under Section 262 of the DGCL, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands and (B) the opportunity to participate in, direct and control all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent (which consent may be given, conditioned or withheld in Parent’s sole discretion), make any payment with respect to any such demands for appraisal, settle or offer to settle any such demands, or agree to do any of the foregoing.

(c)  Certain Adjustments. If, between the date of this Agreement and the Teton Merger Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 3.1(c) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.2  Exchange of Certificates.

(a)  Appointment of Paying Agent. Prior to the Closing, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration and shall enter into a paying agent agreement reasonably acceptable to the Company relating to the Paying Agent’s responsibilities under this Agreement.

(b)  Deposit of Merger Consideration. Prior to or as of the Teton Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of shares of Company Common Stock that are converted in accordance with this Agreement, a cash amount that is sufficient to pay the aggregate Merger Consideration payable pursuant to this Article III (such cash, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to fund payments of the Merger Consideration pursuant to this Article III.

(c)  Exchange Procedures. As promptly as practicable (and no later than the fifth Business Day) after the Teton Merger Effective Time, Parent shall cause the Paying Agent to mail (i) to each holder of record of one or more Certificates whose shares of Company Common Stock were converted into the right to receive the Merger Consideration payable pursuant to Section 3.1(a)(iii), (A) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall be in customary form and contain customary provisions) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and (ii) to each holder of record of Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration payable pursuant to Section 3.1(a)(iii), instructions for use in effecting the surrender of such Book-Entry Shares in exchange for the Merger Consideration. Each holder of record of one or more Certificates, upon surrender to the Paying Agent of such Certificate or Certificates, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by Parent or the Paying Agent, and each holder of record of Book-Entry Shares, upon surrender to the Paying Agent of such Book-Entry Shares (which shall be deemed surrendered upon receipt by the Paying Agent of an “agent’s message” in customary form or such other evidence as the Paying Agent may reasonably request), shall be entitled to receive in exchange therefor the amount of Merger Consideration to which such holder is entitled pursuant to Section 3.1(a)(iii), and the Certificates or Book-Entry Shares so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer or stock records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered if such Certificate or Book-Entry Share shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 3.2(c), each Certificate or Book-Entry Share shall be deemed at any time after the Teton Merger Effective Time to represent only the right to receive upon such surrender the Merger Consideration. No interest shall be paid or shall accrue on any payment to holders of Certificates or Book-Entry Shares pursuant to the provisions of this Article III.

(d)   No Further Ownership Rights in Company Common Shares. From and after the Teton Merger Effective Time, subject to applicable Law in the case of Dissenting Shares, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 3.2(c), without interest and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Teton Merger Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Teton Merger Effective Time. If, after the Teton Merger Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Company, Parent or the Paying Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III, subject to applicable Law in the case of Dissenting Shares.

(e)   Investment of Payment Fund. The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent; provided, that any such investments shall be in obligations of, or guaranteed by, the United States government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available); provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of shares of Company Common Stock immediately prior to the Teton Merger Effective Time in the amount of such losses, which additional funds shall be deemed to be part of the Payment Fund. Any net profits resulting from or income arising out of such investments shall be paid to the Surviving Company.

(f)   Termination of Payment Fund. Any portion of the Payment Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 12 months after the Teton Merger Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares that has not theretofore complied with this Article III shall thereafter look only to Parent or the Surviving Company (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration that such holder has the right to receive pursuant to this Article III, without any interest thereon.

(g)  No Liability. Subject to applicable Law, none of Parent, the Company, Teton Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Subject to applicable Law, notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article III that remains undistributed to the holders of Certificates and Book-Entry Shares as of immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity, shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(h)  Withholding Rights. Each of the Company, the Surviving Company, Parent, Teton Merger Sub and the Paying Agent (without duplication) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from amounts otherwise payable pursuant to this Agreement, any amounts required to be deducted or withheld with respect to the making of such payment under applicable Tax Law. To the extent that any amounts are so deducted, withheld and remitted to the appropriate Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(i)  Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such Person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Paying Agent (or, if subsequent to the termination of the Payment Fund and subject to Section 3.2(f), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration in accordance with the terms of this Agreement.

Section 3.3  Treatment of Company Equity Awards.

(a)  Except as set forth on Section 6.1 of the Company Disclosure Schedule, at the Teton Merger Effective Time, each time-based restricted stock unit award in respect of shares of Company Common Stock (a “Company RSU Award”) and each performance-based restricted stock unit or performance share award in respect of shares of Company Common Stock (a “Company PSU Award”), in each case, whether vested or unvested and that is outstanding as of immediately prior to the Teton Merger Effective Time, shall be cancelled by virtue of the Teton Merger and without any action on the part of the holder thereof, in consideration for the right to receive, as promptly as practicable (but no later than five Business Days) following the Teton

Merger Effective Time, the Merger Consideration (without interest and less such amounts as are required to be withheld or deducted under applicable Tax Law with respect to the making of such payment) with respect to the number of shares of Company Common Stock subject to such Company RSU Award or Company PSU Award as of immediately prior to the Teton Merger Effective Time. With respect to each Company PSU Award, the number of shares subject to such award as of immediately prior to the Teton Merger Effective Time shall be determined in accordance with the provisions of the applicable award agreement that apply upon a “Change in Control” (within the meaning of the applicable award agreement). Notwithstanding the foregoing, the Merger Consideration payable with respect to a Company RSU Award or Company PSU Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code shall be paid at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(b)  At the Teton Merger Effective Time, each hypothetical investment in Company Common Stock under the Deferred Compensation Plan (other than a Company RSU Award) with a value equal to the value of a share of Company Common Stock (a “Company Phantom Share Unit Award”) shall, automatically and without any action on the part of the holder thereof, be converted by virtue of the Teton Merger and without any action on the part of the holder thereof, into an amount equal to the Merger Consideration with respect to the number of shares of Company Common Stock subject to such Company Phantom Share Unit Award as of immediately prior to the Teton Merger Effective Time. For clarity, any Company RSU Award or award of restricted shares of Company Common Stock (or right thereto) that has been deferred under the Deferred Compensation Plan shall be considered a Company RSU Award and treated in accordance with Section 3.3(a).

(c)  At or prior to the Teton Merger Effective Time, the Company shall adopt appropriate resolutions of the Company Board (or any committee thereof) approving the treatment of Company Equity Awards contemplated by this Section 3.3.

Section 3.4  Further Assurances. Subject to the terms and conditions of this Agreement, if at any time before the Teton Merger Effective Time, Parent or the Company reasonably believes that any further instruments, deeds, assignments or assurances are reasonably necessary to consummate the Teton Merger, then Parent, Teton Merger Sub and the Company and their respective officers and directors shall execute and deliver all such instruments, deeds, assignments or assurances reasonably necessary to consummate the Teton Merger.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in any Company SEC Document publicly filed after January 1, 2024 and at least one Business Day prior to the date of this Agreement (excluding any disclosures set forth in any “risk factors,” “forward-looking statements” or “market risk” sections to the extent they are cautionary, predictive or forward-looking in nature), it being agreed that this clause (a) shall not be applicable to Section 4.1, Section 4.2, Section 4.3, Section 4.4 or Section 4.23, or (b) subject to Section 9.16, as disclosed in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Teton Merger Sub as follows:

Section 4.1  Organization.

(a)  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and (where such concept is recognized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s certificate of incorporation and bylaws (collectively, the “Company Organizational Documents”), in each case, as amended through the date hereof. The Company Organizational Documents are in full force and effect, and the Company is not in material violation of any of their provisions. Section 4.1(b) of the Company Disclosure Schedule sets forth a list of all Subsidiaries of the Company.

(c)  As used in this Agreement, “Company Material Adverse Effect” means any effect, change, event, occurrence or development (each, a “Change”) that, individually or in the aggregate with other Changes, has had or would reasonably be expected to have a material adverse effect on the business, operations, financial condition or assets of the Company and its Subsidiaries, taken as a whole, excluding, however, the impact of (i) any Changes in domestic, foreign or global markets or domestic, foreign or global economic conditions generally, including (A) any Changes in or affecting the domestic or any foreign securities, equity, credit, currency or financial markets or (B) any Changes in or affecting domestic or any foreign interest or exchange rates or tariffs, (ii) Changes after the date of this Agreement in GAAP or official interpretation thereof, (iii) Changes after the date of this Agreement in applicable Law or in the official interpretation or enforcement thereof, (iv) Changes in domestic, foreign or global government spending or political conditions (including the outbreak or escalation of war, military actions, acts of terrorism or trade wars), including any worsening of such conditions threatened or existing on the date of this Agreement, (v) Changes in the business or regulatory conditions affecting the broadcast television industry, (vi) the announcement or the existence of, compliance with or performance under (in each case except for the obligation of the Company and its Subsidiaries set forth in Section 6.1(a)) the express terms of this Agreement or the transactions contemplated hereby, including resulting from or relating to the identity of Parent, Teton Merger Sub or any of their respective Affiliates (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, financing sources, customers, suppliers or partners), except that this clause (vi) shall not apply to the representations and warranties set forth in Sections 4.4 and 4.11(i), (vii) natural disasters or weather or public health developments, including earthquakes, hurricanes, tsunamis, typhoons, lightning, hail storms, blizzards, tornadoes, droughts, floods, cyclones, mudslides and wildfires, epidemics, pandemics, plagues or disease outbreaks, manmade disasters or acts of God, (viii) any matter expressly disclosed in Section 4.1(c) of the Company Disclosure Schedule or otherwise expressly disclosed in Section 4.12(a) of the Company Disclosure Schedule with respect to the representations and warranties in Section 4.12(a), (ix) compliance by the Company and its Subsidiaries with applicable Law, (x) a decline in the trading price or trading volume of the Company’s common stock or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries (provided, that the underlying causes thereof may be considered in determining whether a Company Material Adverse Effect has occurred (or would reasonably be expected to occur) to the extent not otherwise excluded in this definition), (xi) the failure to meet any projections, guidance, budgets, forecasts or estimates (provided, that the underlying causes thereof may be considered in determining whether a Company Material Adverse Effect has occurred (or would reasonably be expected to occur) to the extent not otherwise excluded in this definition ; provided, further, that this clause (xii) shall not be construed as implying that the Company is making any representation or warranty hereunder with respect to any projections, guidance, budgets, forecasts or estimates)), (xii) seasonal Changes on the business, operations or financial condition of the Company, (xiii) except for obligations of the Company and its Subsidiaries set forth in Section 6.1(a), any action required by this Agreement, and any action taken or omitted to be taken by the Company or any of its Subsidiaries at the written request of Parent or Teton Merger Sub or their respective Representatives after the date of this Agreement, (xiv) the failure to take any action requiring Parent’s consent pursuant to this Agreement that is not taken as a result of the failure of Parent to consent to such action (under circumstances where under the terms hereof Parent’s consent is required) following request for such consent, (xv) any actions or claims made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Teton Merger, (xvi) the failure to obtain any approvals, consents or waivers from any Governmental Entity or other Person in connection with the transactions contemplated by this Agreement or (xvii) any breach by Parent or Teton Merger Sub of this Agreement; provided, however, that, to the extent such Change referred to in clauses (i), (ii), (iii), (iv), (v) or (vii) has a disproportionate adverse effect on the business, operations, financial condition or assets of the Company and its Subsidiaries, taken as a whole, relative to others in the broadcast television industry, only the incremental disproportionate Change may be taken into account when determining whether there has been or would reasonably be expected to be a “Company Material Adverse Effect”.

Section 4.2  Capital Stock and Indebtedness.

(a)  The authorized capital stock of the Company consists of 800,000,000 shares of common stock, par value $1.00 per share (the “Company Common Stock”) and 2,000,000 shares of preferred stock, par value $1.00 per share. As of August 14, 2025 (the “Specified Date”), (i) 161,021,328 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) 163,397,304 shares of Company Common Stock were held in treasury, (iii) 3,211,249 shares of Company Common Stock were subject to Company RSU Awards, (iv) 3,581,021 shares of Company Common Stock were subject to Company PSU Awards (assuming achievement of the applicable performance goals at the maximum level), (v) Company Phantom Share Unit Awards in respect of 457,994 shares of Company Common Stock were outstanding and (vi) no other shares of capital stock, restricted stock or other voting securities of the Company were issued, reserved for issuance or outstanding.

(b)  Except as set forth in Section 4.2(a), as of the date of this Agreement, there are no outstanding (i) subscriptions, options, warrants, calls, puts, convertible, exercisable or exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (A) obligating the Company or any of its Subsidiaries to (1) issue, transfer, exchange or sell any shares of capital stock, voting securities or other equity interests of the Company or securities convertible into or exchangeable for such shares, securities or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, put, convertible, exercisable or exchangeable securities or other similar right, agreement or commitment relating to the capital stock, voting securities or other equity interest of the Company, (3) redeem or otherwise acquire any such shares of capital stock, securities or other equity interests or (4) grant any preemptive rights, antidilutive rights, exchange rights, exercise rights or similar rights with respect to any capital stock, voting securities or other equity interests issued by the Company, (ii) stock appreciation, phantom stock, restricted stock units, profit participation or similar rights with respect to the Company or (iii) obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing stock, securities or interests covered in clauses (i) through (ii) above. Since the Specified Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has issued any shares of capital stock of the Company (other than in connection with the exercise, settlement or vesting of Company Equity Awards in accordance with their respective terms) or granted any Company Equity Awards.

(c)  Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of any capital stock or other equity interest of the Company or any of its Subsidiaries. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(d)  The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights in favor of any Person other than the Company or a Subsidiary of the Company. Except for equity interests in the Company’s Subsidiaries, as of the date hereof, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person).

(e)  As of the date of this Agreement, there are no outstanding (i) subscriptions, options, warrants, calls, puts, convertible, exercisable or exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (A) obligating the Company or any of its Subsidiaries to (1) issue, transfer, exchange or sell any shares of capital stock, voting securities or other equity interests of any Subsidiary of the Company or securities convertible into or exchangeable for such shares, securities or equity interests or (2) grant, extend or enter into any such subscription, option, warrant, call, put, convertible, exercisable or exchangeable securities or other similar right, agreement or commitment relating to the capital stock, voting securities or other equity interest of any Subsidiary of the Company, or (B) granting any preemptive rights, antidilutive rights, exchange rights, exercise rights or similar rights with respect to any capital stock, voting securities or other equity interests issued by the Company’s Subsidiaries, (ii) stock appreciation, phantom stock, restricted stock units, profit participation or similar rights with respect to any Subsidiaries of the Company or (iii) obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any of the foregoing stock, securities or interests covered in clauses (i) through (ii) above. Neither the Company nor any of its Subsidiaries is a party to any Contract or commitment obligating it to make any investment or capital contribution in any Person (other than a wholly-owned Subsidiary of the Company).

(f)  Since the Specified Date and through the date of this Agreement, all dividends and distributions (including dividend equivalents) on shares of the capital stock of the Company that have been declared or authorized prior to the date hereof have been paid in full.

(g)  As of the date of this Agreement, there is no outstanding Indebtedness of the Company and its Subsidiaries in excess of $5,000,000 in principal amount, other than Indebtedness identified by instrument in Section 4.2(g) of the Company Disclosure Schedule and the intercompany Indebtedness set forth in Section 4.2(g) of the Company Disclosure Schedule.

Section 4.3  Corporate Authority Relative to this Agreement. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to adoption of this Agreement by holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby, including the Teton Merger. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Teton Merger, have been duly and validly authorized by the Company Board and, except for the Company Stockholder Approval and the filing of the Teton Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceedings on the part of the Company or vote of the Company’s stockholders is necessary to authorize the execution and delivery by the Company of this Agreement or the consummation of the transactions contemplated hereby, including the Teton Merger. On or prior to the date hereof, the Company Board, has unanimously (a) determined that the transactions contemplated by this Agreement, including the Teton Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Teton Merger, (c) resolved to recommend that the holders of Company Common Stock adopt this Agreement (the “Company Recommendation”) and (d) directed that the adoption of this Agreement be submitted for consideration by the Company’s stockholders at a meeting thereof

.. The Company Recommendation has not, as of the date of this Agreement, been rescinded, modified or withdrawn. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Teton Merger Sub, this Agreement constitutes the legal, valid and binding agreement of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, reorganization, fraudulent conveyance, insolvency, moratorium or other similar Laws affecting creditor’s rights generally and the availability of equitable relief (the “Enforceability Exceptions”).

Section 4.4  Consents and Approvals; No Violation.

(a)  Other than in connection with or in compliance with (i) the filing of the Teton Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the Securities Act, the Exchange Act and any other applicable U.S. state or federal securities, takeover or “blue sky” Laws; (iii) the rules and regulations of the New York Stock Exchange; (iv) the Communications Act and the FCC Rules; and (v) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) (clauses (i) - (v), collectively, the “Transaction Approvals”), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained under applicable Law for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings that the failure to make or obtain would not reasonably be expected to (A) have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent, materially impair or materially delay the ability of the Company to consummate the Teton Merger by the Outside Date.

(b)  The execution and delivery by the Company of this Agreement does not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or any of its Subsidiaries is a party or by which it or any of its respective properties or assets is bound, except as would not reasonably be expected to (A) have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent, materially impair or materially delay the ability of the Company to consummate the Teton Merger by the Outside Date, (ii) conflict with or result in any violation of any provision of the Company Organizational Documents or (iii) conflict with or violate any applicable Laws except as would not reasonably be expected to (A) have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent, materially impair or materially delay the ability of the Company to consummate the Teton Merger by the Outside Date.

Section 4.5   Reports and Financial Statements.

(a)   The Company has timely filed with or furnished to the SEC all forms, documents and reports required to be filed with or furnished by it to the SEC on or after January 1, 2024 (all such forms, documents and reports, the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is, or at any time since January 1, 2024 has been, required to file any forms, reports or other documents with the SEC.

(b)   The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), (ii) were prepared in all material respects in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements under the Securities Act, the Exchange Act and the applicable rules and regulations of the SEC. None of the Company or its Subsidiaries is a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) not otherwise disclosed in its consolidated financial statements included in the Company SEC Documents where the purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in any of the Company’s consolidated financial statements. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

Section 4.6   Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Since January 1, 2024, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees of the Company or any of its Subsidiaries who have a significant role in the Company’s internal control over financial reporting and (iii) any material claim or allegation regarding any of the foregoing (any such disclosures, the “Company Internal Controls Disclosures”). The Company has made available to Parent copies of any Company Internal Controls Disclosures existing as of the date hereof. Since January 1, 2024, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries nor the Company’s independent auditor has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its Subsidiaries, or their respective internal accounting controls.

Section 4.7   No Undisclosed Liabilities. There are no Liabilities of the Company or any of its Subsidiaries of any nature whatsoever (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for (a) Liabilities that are reflected or reserved against on the audited consolidated balance sheet of the Company and its Subsidiaries included in its Annual Report on Form 10-K for the annual period ended December 31, 2024 (including any notes thereto) or the unaudited interim consolidated balance sheet of the Company and its Subsidiaries included in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, (b) Liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under existing Contracts or applicable Law, (c) Liabilities incurred in the ordinary course of business since June 30, 2025, (d) Liabilities that have been discharged or paid in full in the ordinary course of business and (e) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8   Compliance with Law; Permits.

(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries are, and since January 1, 2024 have been, in compliance with all applicable federal, state, local and foreign laws, statutes, ordinances, rules, regulations, judgments, orders, injunctions, decrees or agency requirements of Governmental Entities (collectively, “Laws”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, neither the Company nor any of its Subsidiaries has received any written notice or, to the Company’s Knowledge, other communication from any Governmental Entity regarding any actual or alleged failure to comply with any Law in a material respect.

(b)   Except as would not reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent, materially impair or materially delay the ability of the Company to consummate the Teton Merger by the Outside Date, the Company and its Subsidiaries hold all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted.

(c)  Notwithstanding anything contained in this Section 4.8, no representation or warranty shall be deemed to be made in this Section 4.8 in respect of the matters referenced in any other section of this Article IV, including in respect of environmental, Tax, FCC, employee benefits or labor matters.

Section 4.9  Company Station Licenses.

(a)  Section 4.9(a) of the Company Disclosure Schedule sets forth a true and complete list (by each applicable Subsidiary of the Company), as of the date hereof, of all TV Stations and Radio Stations (collectively, the “Company Stations”), and, with respect to each such Company Station, all material authorizations issued by the FCC with respect to such Company Station (each, a “Company Station License”).

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)  (A) each of the Company Station Licenses is held by the Company or one of its Subsidiaries, as the case may be and (B) each of the Company Station Licenses is in effect in accordance with its terms and has not been revoked, suspended, canceled, rescinded, terminated or expired;

(ii)  the Company and its Subsidiaries (A) are, and since January 1, 2024 have been, with respect to each Company Station, in compliance with the Communications Act and the FCC Rules and the terms of the applicable Company Station License, (B) hold all FCC authorizations necessary to operate the Company Stations as they are currently being operated, (C) have timely filed all registrations and reports required to have been filed with the FCC relating to the Company or the Company Station Licenses, and (D) have paid or caused to be paid all FCC regulatory fees due in respect of the Company and its Subsidiaries;

(iii)  there is not (A) pending, or, to the Knowledge of the Company, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any Company Station License (other than in connection with Proceedings of general applicability) or (B) issued or outstanding, by or before the FCC, any (1) order to show cause, (2) notice of violation, (3) notice of apparent liability or (4) order of forfeiture, in each case, against the Company Stations, the Company or any of its Subsidiaries that would reasonably be expected to result in any action described in the foregoing clause (A) with respect to the Company Station Licenses; and

(iv)  (A) to the Knowledge of the Company there are no material applications, petitions, Proceedings, or other material actions, complaints or investigations, pending or threatened before the FCC relating to the Company or the Company Stations, other than Proceedings affecting broadcast stations of such type generally, and (B) neither the Company nor any of its Subsidiaries, nor any of the Company Stations, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the Company Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or Proceeding as to which the statute of limitations time period so waived or tolled or the time period so extended remains open as of the date of this Agreement.

(c)  The Company Station Licenses have been issued for the terms expiring as indicated on Section 4.9(a) of the Company Disclosure Schedule and the Company Station Licenses are not subject to any material condition except for those conditions appearing on the face of the Company Station Licenses and conditions applicable to broadcast licenses generally or otherwise disclosed in Section 4.9(a) of the Company Disclosure Schedule. Except as set forth in Section 4.9(a) of the Company Disclosure Schedule or except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no facts or circumstances with respect to the Company (for clarity, excluding any facts or circumstances pertaining to Parent or Teton Merger Sub or their respective Affiliates) that would (i) require any grant or renewal of any waiver granted by the FCC applicable to the Company or its Subsidiaries or for any of the Company Stations or (ii) reasonably be expected to (a) result in the FCC’s refusal to grant the FCC Consent or otherwise disqualify the Company from transferring control of the Company Stations to Parent or Teton Merger Sub, (b) materially delay obtaining the FCC Consent or (c) cause the FCC to impose a material condition or conditions on its granting of the FCC Consent or to designate the FCC Applications for a hearing.

(d)  Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 4.9 are the sole and exclusive representations of the Company with respect to the FCC matters.

Section 4.10  Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries since January 1, 2024 have been and are, to the Company’s Knowledge, in compliance with applicable Laws intended to protect the environment (collectively, “Environmental Laws”), and each has, or has applied for, all Environmental Permits necessary for the conduct and operation of their respective businesses as presently conducted, (b) since January 1, 2024, none of the Company or any of its Subsidiaries has received any written notice, demand, letter or claim alleging that the Company or such Subsidiary is in violation of, or liable under, any Environmental Law and (c) none of the Company or any of its Subsidiaries is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials. Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 4.10 are the sole and exclusive representations of the Company with respect to Environmental Laws, Environmental Permits, Hazardous Materials or any other matter related to the environment or the protection of human health and worker safety.

Section 4.11  Employee Benefit Plans.

(a)  Section 4.11(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) all plan documents (including all material written amendments thereto) (which, for the avoidance of doubt, with respect to any material Company Benefit Plan for which a form agreement is used, shall consist of a copy of such form); (ii) all related trust documents; (iii) all insurance contracts or other funding arrangements; (iv) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”); (v) the most recent determination, opinion or advisory letter from the IRS for any Company Benefit Plan that is intended to qualify under Section 401(a) of the Code; and (vi) the most recent summary plan description.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code; and (ii) all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period in the prior three years through the date hereof, have been timely made.

(c)  With respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (each, a “Qualified Plan”), (i) the IRS has issued a favorable determination, opinion or advisory letter with respect to each Qualified Plan and its related trust, and such letter has not been revoked (nor has revocation been threatened in writing), and (ii) to the Knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to result in disqualification of any Qualified Plan or the related trust.

(d)  With respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) such Company Benefit Plan satisfies all minimum funding requirements under Sections 412, 430 and 431 of the Code and Sections 302, 303 and 304 of ERISA, whether or not waived; (ii) such Company Benefit Plan is not in “at risk status” within the meaning of Section 430(i) of the Code or Section 303(i) of ERISA; (iii) the Company has delivered or made available to Parent a copy of the most recent actuarial valuation report for such Company Benefit Plan and such report is complete and accurate in all material respects; and (iv) the Pension Benefit Guaranty Corporation has not instituted Proceedings to terminate such Company Benefit Plan.

(e)  Neither the Company, its Subsidiaries nor any of their respective ERISA Affiliates has, in the past six years, maintained, established, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(f)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations, in each case with respect to any Company Benefit Plan, which have been asserted or instituted.

(g)  No Company Benefit Plan provides for any post-employment or post-retirement medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(h)  The Company is not party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) or Section 4999 of the Code.

(i)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the execution of this Agreement nor the completion of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in (i) any compensation payment becoming due to any employee of the Company or any of its Subsidiaries, (ii) the acceleration of vesting or payment or provision of any other rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee of the Company or any of its Subsidiaries, or (iii) any increase to the compensation or benefits otherwise payable under any Company Benefit Plan.

Section 4.12  Absence of Certain Changes or Events.

(a)  Since June 30, 2025 , there has not been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)  Since June 30, 2025, there has not been any action taken or agreed to be taken by the Company or any of its Subsidiaries that, if taken after the date of this Agreement, would constitute a breach of, or require the consent of Parent under, clauses (iii) (solely to the extent relating to dividends or distributions), (vi), (viii), (ix), (xv), (xvi) or (xxi) (solely as it relates to the foregoing) of Section 6.1(b).

Section 4.13  Litigation. As of the date hereof, (a) there is no Proceeding (or, to the Knowledge of the Company, any investigation) to which the Company or any of its Subsidiaries is a party pending or, to the Knowledge of the Company, threatened that would reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent, materially impair or materially delay the ability of the Company to consummate the Teton Merger by the Outside Date and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order that would reasonably be expected to (1) have, individually or in the aggregate, a Company Material Adverse Effect or (2) prevent, materially impair or materially delay the ability of the Company to consummate the Teton Merger by the Outside Date.

Section 4.14  Company Information. The information supplied or to be supplied by the Company for inclusion in the proxy statement relating to the Company Stockholders’ Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) will not, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Teton Merger Sub for inclusion or incorporation by reference therein.

Section 4.15   Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)   (i) The Company and each of its Subsidiaries have timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all filed Tax Returns are true, correct and complete; (ii) the Company and each of its Subsidiaries have paid all Taxes required to be paid by any of them (whether or not shown as due and payable on any Tax Return); (iii) there are not pending, or to the Company’s Knowledge, threatened in writing, audits, examinations, investigations or other administrative or judicial Proceedings in respect of Taxes of the Company or any of its Subsidiaries; and (iv) no deficiency of Taxes has been asserted in writing that has not been paid, withdrawn or settled.

(b)   There are no Liens for Taxes on any property or asset of the Company or any of its Subsidiaries other than Permitted Liens.

(c)   Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date hereof.

(d)   None of the Company or any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(e)   The Company and each of its Subsidiaries (i) have timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them, including in connection with amounts paid or owing to any employee, shareholder, creditor, independent contractor or third party, and have timely paid over any amounts so withheld, deducted or collected to the appropriate Taxing Authority; and (ii) have complied with all applicable Laws in connection therewith (including information reporting requirements).

(f)   No written claim has been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(g)   Neither the Company nor any of its Subsidiaries: (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation other than any such agreement or obligation entered into in the ordinary course of business, the primary purpose of which is unrelated to Taxes, or any agreement solely among any of the Company or its Subsidiaries; or (iii) has any liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, or otherwise by operation of Law.

(h)  Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 4.15 and, to the extent expressly referring to Code sections, Section 4.11 are the sole and exclusive representations of the Company with respect to Taxes and Tax matters.

Section 4.16  Employment and Labor Matters. Section 4.16 of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each Collective Bargaining Agreement that the Company or any of its Subsidiaries is a party to or bound, and except as set forth thereon, no other employees of the Company or any of its Subsidiaries is represented by a labor union, works council, or other labor organization. Since January 1, 2024, there has been no pending or, to the Company’s Knowledge, threatened Proceeding against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (a) there is, and since January 1, 2024 has been, no strike, lockout, slowdown or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s Knowledge, threatened; (b) there is, and since January 1, 2024 has been, no pending charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable Governmental Entity; and (c) the Company and its Subsidiaries are, and since January 1, 2024 have been, in compliance with all Laws regarding employment and employment practices, including anti-discrimination, terms and conditions of employment and, wages and hours (including classification of employees and equitable pay practices), and other Laws in respect of any reduction in force (including notice, information and consultation requirements), and no claims relating to non-compliance with the foregoing are pending or, to the Company’s Knowledge, threatened. To the Company’s Knowledge, there is no activity or proceeding by a labor union or labor organization or representative thereof to organize any employees of the Company or any of its Subsidiaries, and there has been no such activity or proceeding since January 1, 2024. During the past three (3) years, to the Company’s Knowledge, no Proceedings or allegations relating to sexual harassment or sexual misconduct have been made against any executive officer or director of the Company or any executive or management employee of the Company or any of its Subsidiaries at the level of Vice President or above.

Section 4.17  Real Property.

(a)  Section 4.17(a) of the Company Disclosure Schedule sets forth (i) a true and complete list, as of the date hereof, of all material real properties (by name and location) owned by the Company or any of its Subsidiaries (the “Owned Real Property”) and (ii) a true and complete list, as of the date hereof, of the material Company Leases. The Owned Real Property and the Company Leases identified in Section 4.17(b)(i) and (ii) of the Company Disclosure Schedule comprise all of the material real property owned or leased by the Company and its Subsidiaries.

(b)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or a Subsidiary of the Company has good and valid title to the real estate owned by the Company or any of its Subsidiaries and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Permitted Liens), (ii) there are no (A) unexpired options to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire such Owned Real Property or any portion thereof or (B) other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease such Owned Real Property, which, in each case, is in favor of any party other than the Company or any of its Subsidiaries, and (iii) there are no existing, pending, or to the Knowledge of the Company, threatened condemnation, eminent domain or similar proceedings affecting such Owned Real Property.

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or a Subsidiary of the Company has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Liens), (ii) each Company Lease is valid, binding and in full force and effect and (iii) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party to such Company Lease has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default or breach under the provisions of such Company Lease.

Section 4.18  Intellectual Property.

(a)  The issued Patents, Patent applications, registered Marks, applications for registration of Marks and registered Copyrights, applications for registration of Copyrights, in each case as owned by the Company or any of its Subsidiaries are referred to collectively as the “Company Registered Intellectual Property”. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no material Company Registered Intellectual Property (other than any applications for Company Registered Intellectual Property) has expired or been cancelled or abandoned except in accordance with the expiration of the term of such rights, or in the ordinary course of business based upon a reasonable business judgment of the Company.

(b)  The Company and its Subsidiaries own all right, title, and interest in all Company Registered Intellectual Property, free and clear of all Liens (other than Permitted Liens), except as would not reasonably be expected to have, individually or in the aggregate a Company Material Adverse Effect.

(c)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the Company’s Knowledge, the conduct of the business of the Company and its Subsidiaries does not infringe, violate or constitute misappropriation of any Intellectual Property of any third Person, (ii) to the Company’s Knowledge, as of the date hereof, no third Person is infringing, violating, or misappropriating any Intellectual Property owned by the Company or its Subsidiaries, and (iii) as of the date hereof, there is no pending claim or asserted claim in writing asserting that the Company or any Subsidiary has infringed, violated or misappropriated, or is infringing, violating or misappropriating any Intellectual Property of any third Person.

(d)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures and (ii) the IT Assets used by the Company and its Subsidiaries perform the functions necessary to carry on the conduct of their respective businesses.

(e)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company and its Subsidiaries and third party confidential information provided to the Company or any Subsidiary that the Company or such Subsidiary is obligated to maintain in confidence, (ii) there are no claims pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries alleging a violation of any third Person’s privacy or personal information or data rights.

(f)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all IT Assets of the Company and its Subsidiaries are in operating condition and in a good state of maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes for which they are presently being used or held for use. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, none of the IT Assets contains any unauthorized “back door”, “drop dead device”, “time bomb”, “Trojan horse”, “virus” or “worm” (as such terms are commonly understood in the software industry) or any other unauthorized code intended to disrupt, disable, harm or otherwise impede the operation of, or provide unauthorized access to, a computer system or network or other device on which such code is stored or installed.

(g)  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, the Company and its Subsidiaries have not had any unauthorized access or use, intrusion, or breach of security, or material disruption affecting any of the IT Assets of the Company and its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024, to the Company’s Knowledge, there has been no unauthorized access, unauthorized acquisition or disclosure, or any loss or theft, of Sensitive Data of the Company, its Subsidiaries or its customers while such Sensitive Data is in the possession or control of the Company, its Subsidiaries or third-party vendors.

Section 4.19  Material Contracts.

(a)  Section 4.19(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a correct and complete list of each of the following Contracts to which the Company or any of its Subsidiaries is a party, or by which any of their respective properties or assets is bound:

(i)  any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) (other than any Company Benefit Plan);

(ii)  any Contract that imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other Person or solicit any client or customer;

(iii)  any Contract that obligates the Company or its Subsidiaries to conduct business with any third party on a preferential or exclusive basis and that is material to the Company and its Subsidiaries, taken as a whole;

(iv)  any Contract relating to Indebtedness (other than intercompany indebtedness owed by the Company or any wholly owned Subsidiary to any other wholly owned Subsidiary, or by any wholly owned Subsidiary to the Company) of the Company or any of its Subsidiaries having an outstanding principal amount in excess of $5,000,000 or that grants a Lien (other than a Permitted Lien) on properties or assets of the Company or any of its Subsidiaries;

(v)  any Contract with respect to an interest, rate, currency or other swap or derivative transaction (other than those between the Company and its Subsidiaries) with a fair value in excess of $5,000,000;

(vi)  any Contract that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(vii)  any Contract entered into on or after January 1, 2024 that provides for the acquisition or disposition of any assets (other than acquisitions or dispositions of sale in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) or capital stock or other equity interests of any Person, and with any outstanding obligations as of the date of this Agreement, in each case with a value in excess of $5,000,000;

(viii)  any material joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any material joint venture, partnership or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries or any organizational documents of the Company’s wholly owned Subsidiaries;

(ix)  any Contract pursuant to which the Company or any of its Subsidiaries has continuing “earn-out” or similar obligations that could result in payments in excess of $5,000,000 in the aggregate;

(x)  any Contract relating to Program Rights under which it would reasonably be expected that the Company and its Subsidiaries would make annual payments in excess of $3,000,000 per year;

(xi)  any network affiliation Contract (or similar Contract) with ABC, CBS, Fox, NBC, CW, MyNetworkTV or Spanish language networks;

(xii)  any Contract that is a material Sharing Agreement and any related option agreement (other than those among the Company and its Subsidiaries);

(xiii)  any Contract that is a channel sharing agreement with a third party or parties with respect to the sharing of spectrum for the operation of two (2) or more separately owned television stations;

(xiv)  any Contract relating to retransmission or distribution by any MVPD that reported more than 25,000 paid subscribers to the Company and its Subsidiaries for May 2025 with respect to at least one Company Station; and

(xv)  any Contract with an affiliate or other Person that would be required to be disclosed by the Company under Item 404(a) of Regulation S-K promulgated under the Exchange Act.

All contracts of the types referred to in clauses (i) through (xv) above are referred to herein as “Company Material Contracts.”

(b)  Neither the Company nor any Subsidiary of the Company is in breach of or default in any respect under the terms of any Company Material Contract and, to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default in any respect under the terms of any Company Material Contract, and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach of or default or result in the termination of or a right of termination or cancelation thereunder, accelerate the performance or obligations required thereby, or result in the loss of any benefit under the terms of any Company Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, each Company Material Contract (i) is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and of each other party thereto, and (ii) is in full force and effect, subject to the Enforceability Exceptions, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no disputes pending or, to the Company’s Knowledge, threatened with respect to any Company Material Contract, and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to a Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of the Company Material Contracts and any material amendments thereto have been made available to Representatives of Parent prior to the date of this Agreement, except if providing any such Contract would reasonably be expected to violate any applicable Law or such Company Material Contract.

Section 4.20  MVPD Matters. Section 4.20 of the Company Disclosure Schedule sets forth, a list, as of the date of this Agreement, of all TV Station retransmission consent agreements with MVPDs or over-the-top platforms that reported more than 25,000 paid subscribers to the Company or any of its Subsidiaries as of May 2025 with respect to at least one Company Station in such Company Station’s DMA (designated market area). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2024 through the date of this Agreement: (a) no such MVPD has provided written notice to the Company of any material signal quality issue (excluding any such issue that has been resolved) or, to the Knowledge of the Company, sought any form of relief from carriage of a Company Station from the FCC; (b) the Company has not received any written notice from any such MVPD of such MVPD’s intention to cease its carriage of a Company Station in such Company Station’s DMA; and (c) the Company has not received written notice of any petition seeking FCC modification of any Market in which a Company Station is located. Notwithstanding anything herein to the contrary, the representations and warranties contained in this Section 4.20 are the sole and exclusive representations of the Company with respect to Distribution Matters.

Section 4.21  Finders or Brokers. Except for Allen & Company LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Teton Merger.

Section 4.22  Opinion of the Company’s Financial Advisor. The Company Board has received the opinion of Allen & Company LLC, dated the date of this Agreement, to the effect that, as of the date of such opinion and based on and subject to various assumptions, qualifications, limitations and other matters as forth in such opinion, the Merger Consideration to be received by the holders of Company Common Stock in the Teton Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will, following the execution of this Agreement, make available to Parent, solely for informational purposes and on a non-reliance basis, a signed copy of such opinion.

Section 4.23  State Takeover Statutes. Assuming the accuracy of the Parent’s representations and warranties set forth in Section 5.10, no state “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other anti-takeover or similar Laws (including the restrictions on “business combinations” with an “interested stockholder” (each as defined in Section 203 of the DGCL)) (each, a “Takeover Statute”) is applicable to this Agreement, the Teton Merger or any of the other transactions contemplated by this Agreement. The Company Board has taken all actions necessary to render all potentially applicable Takeover Statutes inapplicable to this Agreement, the Teton Merger and the other transactions contemplated by this Agreement.

Section 4.24  Related Party Transactions. Except for Contracts, transactions and other arrangements that are solely among the Company and its wholly owned Subsidiaries, Contracts that are listed in Section 4.19(a)(xv) of the Company Disclosure Schedule or that relate solely to director or officer compensation and/or benefits, no officer or director of the Company or any of its Subsidiaries (a) is a party to any Contract, transaction or other arrangement with the Company or any of its Subsidiaries or has any interest in any property or asset of the Company or any of its Subsidiaries or (b) to the Knowledge of the Company, beneficially owns a controlling interest in an entity engaged in a transaction of the type described in clause (a) above, in the case of clauses (a) and (b), that have not been disclosed in the Company SEC Documents.

Section 4.25  Certain Business Practices. Since January 1, 2022, none of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, any director, officer, employee or agent of the Company or any of its Subsidiaries with respect to any matter relating to the Company or any of its Subsidiaries, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the UK Bribery Act, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.26  No Other Representations. The Company acknowledges that neither Parent, Teton Merger Sub nor any Person on behalf of Parent or Teton Merger Sub makes, and the Company has not relied on and hereby disclaims, any express or implied representation or warranty with respect to Parent or Teton Merger Sub or their respective businesses or with respect to the accuracy or completeness of any other information provided to the Company in connection with the transactions contemplated by this Agreement other than the representations and warranties contained in Article V (as qualified by the Parent Disclosure Schedule), or with respect to future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), except in the case of fraud with respect to the representations and warranties contained herein. Without limiting the foregoing, except in the case of fraud with respect to the representations and warranties contained herein, the Company acknowledges and agrees that, except for any remedies available under this Agreement with respect to the representations and warranties expressly set forth in Article V (as qualified by the Parent Disclosure Schedule), neither Parent, Teton Merger Sub nor any other Person shall have or be subject to any liability or other obligation to the Company or its Representatives or Affiliates or any other Person resulting from the Company’s or its Representatives’ or Affiliates’ use of any information, documents or other material made available to the Company or its Representatives or Affiliates.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF PARENT AND TETON MERGER SUB

Subject to Section 9.16, except as disclosed in the disclosure schedule delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), Parent and Teton Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1  Organization.

(a)  Each of Parent and Teton Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Teton Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Teton Merger Sub is duly qualified or licensed, and has all necessary governmental approvals, to do business and (where such concept is recognized) is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary, except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)  As used in this Agreement, “Parent Material Adverse Effect” means any Change that would or would reasonably be expected to prevent, materially impair or materially delay the ability of Parent or Teton Merger Sub to consummate the Teton Merger by the Outside Date.

Section 5.2   Corporate Authority Relative to this Agreement.

(a)   Each of Parent and Teton Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, including the Teton Merger and the Debt Financing. The execution, delivery and performance by Parent and Teton Merger Sub of this Agreement and the consummation by each of them of the transactions contemplated hereby, including the Teton Merger and the Debt Financing, have been duly and validly authorized by the Parent Board and the Board of Directors of Teton Merger Sub, Except, in the case of the Teton Merger, for the adoption of this Agreement by Parent, as the sole stockholder of Teton Merger Sub (which such adoption shall occur immediately following the execution of this Agreement) and the filing of the Teton Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action or proceedings on the part of any of Parent or Teton Merger Sub, or other vote of any of the equityholders of Parent or Teton Merger Sub, is necessary to authorize the execution and delivery by Parent and Teton Merger Sub of this Agreement or the consummation of the transactions contemplated hereby, including the Teton Merger and the Debt Financing. This Agreement has been duly and validly executed and delivered by Parent and Teton Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, this Agreement constitutes the legal, valid and binding agreement of Parent and Teton Merger Sub and is enforceable against Parent and Teton Merger Sub in accordance with its terms, except as such enforcement may be subject to the Enforceability Exceptions.

(b)   The Parent Board has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Teton Merger and the Debt Financing.

(c)   The Board of Directors of Teton Merger Sub has (i) determined that the transactions contemplated by this Agreement, including the Teton Merger, are advisable, fair to and in the best interests of Teton Merger Sub and Parent, as its sole stockholder, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Teton Merger and the Debt Financing and (iii) resolved to recommend that Parent, as the sole stockholder of Teton Merger Sub, adopt this Agreement.

Section 5.3   Consents and Approvals; No Violation.

(a)   Other than in connection with or in compliance with the Transaction Approvals, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is required to be made or obtained, under applicable Law, for the consummation by Parent and Teton Merger Sub of the transactions contemplated by this Agreement, including the Teton Merger and the Debt Financing, except for such authorizations, consents, orders, licenses, permits, approvals, registrations, declarations, notices and filings that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)  The execution and delivery by Parent and Teton Merger Sub of this Agreement does not, and (assuming the Transaction Approvals are obtained) the consummation of the transactions contemplated hereby, and compliance with the provisions hereof will not, (i) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of Parent or Teton Merger Sub or any of their respective Affiliates pursuant to, any Contract to which Parent or Teton Merger Sub or any of their respective Affiliates is a party or by which any of them or any of their respective properties or assets are bound, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of organization or bylaws or applicable organizational document of Parent or Teton Merger Sub or (iii) conflict with or violate any applicable Laws except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4  Litigation. As of the date hereof, (a) there is no Proceeding to which Parent or Teton Merger Sub or any of their respective Affiliates is a party pending or, to the Knowledge of Parent, threatened that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (b) none of Parent or Teton Merger Sub nor their respective Affiliates are subject to any outstanding Order by a Governmental Entity that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5  Parent and Teton Merger Sub Information. The information supplied or to be supplied by Parent or Teton Merger Sub (including any information regarding any of their Affiliates) for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first mailed to the Company’s stockholders or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Teton Merger Sub with respect to statements made therein based on information supplied by the Company for inclusion or incorporation by reference therein.

Section 5.6  FCC Qualifications. Each of Parent and Teton Merger Sub is, and through the Closing shall continue to be, legally, technically, financially and otherwise qualified to be the licensee of, acquire control of, and to own and operate each of the Company Stations under the Communications Act and FCC Rules (for purposes of this Section 5.6, as they exist and have been interpreted by the FCC in its written rules, policies and decisions as of the date of this Agreement), including but not limited to the provisions relating to media ownership and attribution and character qualifications. Each of Parent and Teton Merger Sub shall be, as of the Closing Date, in compliance with Section 310(b) of the Communications Act and the FCC’s rules governing alien ownership. There are no, and through the Closing there shall not be any, facts or circumstances relating to Parent or any of its Subsidiaries that would reasonably be expected, under the Communications Act or FCC Rules or the existing procedures of the FCC (for purposes of this Section 5.6, all as they exist and have been interpreted by the FCC in its written rules, policies and decisions as of the date of this Agreement) or any other applicable Law, to disqualify Parent or Teton Merger Sub or any of their Subsidiaries as a holder of any of the FCC licenses held by the Company with respect to its business, as applicable, or as the owner and operator of the Company Stations. There are no facts or circumstances relating to Parent or any of its Subsidiaries that would reasonably be expected to require a waiver of or exemption from any provision of the

Communications Act or FCC Rules (for purposes of this Section 5.6, as they exist and have been interpreted by the FCC in its written rules, policies and decisions as of the date of this Agreement) for the FCC Consent to be obtained. Neither Parent nor Teton Merger Sub is, or prior to the Closing shall be, a “foreign person” within the meaning of 31 C.F.R. § 800.224. There are no, and prior to the Closing shall not be any, facts or circumstances relating to Parent or any of its Subsidiaries that would reasonably be expected to (a) result in the FCC’s refusal to grant the FCC Consent or otherwise disqualify Parent or Teton Merger Sub or their Subsidiaries, (b) materially delay obtaining the FCC Consent or (c) cause the FCC to impose a material condition or conditions on its granting of the FCC Consent or to designate the FCC Applications for a hearing.

Section 5.7   Finders or Brokers. Except as set forth on Section 5.7 of the Parent Disclosure Schedule, neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Teton Merger.

Section 5.8   Solvency. No transfer of property is being made by Parent or Teton Merger Sub and no obligation is being incurred in connection with the execution of this Agreement and the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors of Parent and its Affiliates (including, from and after Closing, the Company). Assuming that the conditions to the obligations of Parent and Teton Merger Sub to consummate the Teton Merger set forth in Section 7.1 and Section 7.2 have been satisfied or waived, then as of the Effective Time and after giving effect to the transactions contemplated by this Agreement, including the funding of the Debt Financing, Parent and its Subsidiaries, on a consolidated basis, will be Solvent.

Section 5.9   Teton Merger Sub. Teton Merger Sub is a direct wholly owned subsidiary of Parent. The authorized capital stock of Teton Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 1,000 shares are validly issued and outstanding. All of the issued and outstanding capital stock of Teton Merger Sub is, and at the Teton Merger Effective Time will be, owned by Parent. There is no outstanding option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity securities of Teton Merger Sub. Since its date of incorporation, Teton Merger Sub has not, and prior to the Teton Merger Effective Time will not have, carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto and has, and prior to the Teton Merger Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Teton Merger and the other transactions contemplated by this Agreement.

Section 5.10   Ownership of Shares of Company Common Stock. None of Parent or any of its Affiliates beneficially own any shares of Company Common Stock or are, or have been at any time during the period commencing three years prior to the date hereof through the date hereof, an “interested stockholder” of the Company, as such term is defined in Section 203 of the DGCL.

Section 5.11  No Vote of Parent Stockholders; Teton Merger Sub Required Vote. No vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded in order for Parent to consummate the transactions contemplated by this Agreement, including the Teton Merger and the Debt Financing. Other than the adoption of this Agreement by Parent, as the sole stockholder of Teton Merger Sub (which such adoption shall occur immediately following the execution of this Agreement), no vote of the stockholders of Teton Merger Sub or the holders of any other securities of Teton Merger Sub (equity or otherwise) is required by Law, the organizational documents of Teton Merger Sub or the applicable rules of any exchange on which securities of Teton Merger Sub are traded in order for Teton Merger Sub to consummate the transactions contemplated by this Agreement, including the Teton Merger and the Debt Financing.

Section 5.12  Financing.

(a)  As of the date of this Agreement, Parent has delivered to the Company true, complete and correct copies of (i) the fully executed commitment letter dated as of the date hereof (together with all exhibits and schedules thereto and any fee letter related thereto, the “Debt Commitment Letter”) from the Debt Financing Parties party thereto pursuant to which such Debt Financing Parties have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein, and (ii) all of the fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee amounts, securities demand, “flex terms”, other economic terms and other provisions (including any dates related thereto) that are customarily redacted in connection with transactions of this type so long as no redaction covers terms that would reduce the amount of the Debt Financing below the amount required to satisfy the Financing Amount or adversely affects the conditionality, enforceability, availability or termination of the Debt Financing. The debt financing contemplated by the Debt Commitment Letter is collectively referred to in this Agreement as the “Debt Financing.”

(b)  Except as expressly set forth in the Debt Commitment Letter and in the unredacted portions of any fee letters, there are no conditions precedent to the obligations of the Debt Financing Parties to provide the Debt Financing that would permit the Debt Financing Parties to reduce the aggregate principal amount of the Debt Financing below an amount necessary to satisfy the Financing Amount, including any condition relating to the amount or availability of the Debt Financing pursuant to any “flex” provision. As of the date of this Agreement, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date, nor does Parent have knowledge that any of the Debt Financing Parties will not perform its obligations thereunder. As of the date of this Agreement, there are no side letters, understandings or other agreements, contracts or arrangements of any kind to which Parent or Teton Merger Sub is a party relating to the funding of the full amount of the Debt Financing required to fund the Financing Amount, other than as expressly set forth in the Debt Commitment Letter and the unredacted portions of any fee letters and other than customary engagement letters and customary fee credit letters (in each case, the terms of which do not (i) reduce the amount of the Debt Financing below the amount required to fund the Financing Amount or (ii) impose any new or additional conditions or otherwise adversely amend, modify or expand any conditions precedent to the Debt Financing).

(c)  Assuming (x) the accuracy in all material respects of the representations and warranties set forth in Article IV and (y) the performance by the Company and its Subsidiaries of the covenants and agreements contained in this Agreement in all material respects, the Debt Financing, when funded in accordance with the Debt Commitment Letter and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount) shall provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s payment obligations under this Agreement and the Debt Commitment Letter, including the payment of the Merger Consideration, the payment of any debt required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Teton Merger (including the Payoff Amount), and any fees, expenses and other amounts of or payable by Parent or any of its Affiliates, in each case required to be paid on the Closing Date by Parent or Teton Merger Sub in connection with the transactions contemplated hereby (such amounts, collectively, the “Financing Amount”).

(d)  As of the date of this Agreement, each of the obligations set forth in the Debt Commitment Letter constitutes the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, all the other parties thereto and such Debt Commitment Letter is legal, valid, binding and enforceable in accordance with their terms and is in full force and effect. As of the date of this Agreement, no event has occurred which (with or without notice, lapse of time or both) would constitute a default, breach or failure to satisfy a condition by Parent under the terms and conditions of the Debt Commitment Letter, and, as of the date of this Agreement, Parent has no reason to believe that the Debt Financing will not be available to Parent on the date of the Closing in an amount necessary to satisfy the Financing Amount. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date hereof, and will pay in full any such amounts due on or before the Closing Date. Except in accordance with the terms hereof, the Debt Commitment Letter has not been modified, amended or altered and, as of the date of this Agreement, none of the respective commitments thereunder have been terminated, reduced, withdrawn or rescinded in any respect, and, to the knowledge of Parent, as of the date of this Agreement, no termination, reduction, withdrawal or rescission thereof is contemplated. As of the date of this Agreement, no modification or amendment to the Debt Commitment Letter is contemplated (other than, in accordance with Section 6.15(c), to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement).

(e)  In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Parent, Teton Merger Sub or any of their respective Affiliates be a condition to any of Parent’s or Teton Merger Sub’s obligations under this Agreement.

Section 5.13  Investigation; No Other Representations. Each of Parent and Teton Merger Sub has conducted its own independent review and analysis of the business, operations, assets, Contracts, Intellectual Property, real estate, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, and each of them acknowledges that it and its Affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents (collectively, “Representatives”) have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and its Subsidiaries that it and its Representatives have requested to review and that it and its Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries. Each of Parent and Teton Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and neither Parent nor Teton Merger Sub has relied upon and hereby disclaims, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or its and their Subsidiaries’ respective businesses or with respect to the accuracy or completeness of any other information provided to Parent or Teton Merger Sub in connection with the transactions contemplated by this Agreement other than the representations and warranties contained in Article IV (as qualified by the Company Disclosure Schedule), or with respect to future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), except in the case of fraud with respect to the representations and warranties contained herein. Without limiting the foregoing, except in the case of fraud with respect to the representations and warranties contained herein, each of Parent and Teton Merger Sub acknowledges and agrees that neither the Company nor any other Person shall have or be subject to any liability or other obligation to Parent, Teton Merger Sub or their Representatives or Affiliates or any other Person resulting from Parent’s, Teton Merger Sub’s or their Representatives’ or Affiliates’ use of any information, documents or other material made available to Parent, Teton Merger Sub or their Representatives or Affiliates, including any information made available in the electronic data room maintained by or on behalf of the Company or its Representatives for purposes of the transactions contemplated by this Agreement, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Teton Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement.

ARTICLE VI.

COVENANTS AND AGREEMENTS

Section 6.1  Conduct of Business.

(a)  During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Teton Merger Effective Time, except (v) as may be required by applicable Law, (w) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (x) as expressly contemplated or expressly required by this Agreement or (y) as set forth in Section 6.1 of the Company Disclosure Schedule, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (1) conduct its operations in all material respects in the ordinary course of business, (2) maintain in all material respects the Company Station Licenses and the rights of the Company or any of its Subsidiaries thereunder and (3) preserve intact in all material respects its current business organizations, ongoing businesses and material relationships with third parties; provided, however, that no action by the Company or its Subsidiaries with respect to matters addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b)  During the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Teton Merger Effective Time, except (w) as may be required by applicable Law, (x) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), (y) as expressly contemplated or required by this Agreement, or (z) as set forth in Section 6.1 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to (whether by merger, consolidation, operation of law or otherwise):

(i)  amend, adopt any amendment to, take any action to exempt any Person from, or otherwise change any provision of the Company Organizational Documents or (except for immaterial changes that do not adversely affect Parent) other equivalent organizational or governing documents of any Subsidiary of the Company;

(ii)  adjust, split, reverse split, consolidate, subdivide, combine or reclassify any shares of capital stock, voting securities or other ownership interests of the Company or any of its Subsidiaries (or any warrants, options or other rights to acquire the foregoing), except for any such transaction by a wholly owned Subsidiary of the Company;

(iii)  make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except for (A) any such transactions solely among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, or (B) the acceptance of shares of Company Common Stock, or withholding of shares Company Common Stock otherwise deliverable, to satisfy withholding Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards in accordance with their terms as in effect as of the date hereof; provided, that the Company may make, declare and pay quarterly cash dividends (and, with respect to the Company Equity Awards, as and if applicable, dividends or dividend equivalents) in an amount per share not in excess of $0.125 per quarter and with record dates consistent with the record dates customarily used by the Company for the payment of quarterly cash dividends, including with respect to the quarter in which the Teton Merger Effective Time occurs unless the Teton Merger Effective Time precedes the record date for such quarter;

(iv)  grant any Company Equity Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, in each case other than Company Equity Awards granted in accordance with Section 6.1(b) of the Company Disclosure Schedule;

(v)  (A) issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except pursuant to the due exercise, vesting and/or settlement of Company Equity Awards outstanding as of the date hereof in accordance with their terms as in effect as of the date hereof or issued after the date hereof not in contravention of this Agreement, or in transactions solely among the Company and its Subsidiaries or among the Company’s Subsidiaries or as permitted by the foregoing clause (iv), or (B) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(vi)  adopt a plan of complete or partial liquidation, dissolution, merger, consolidation or other reorganization, other than the Teton Merger and other than solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(vii)  incur, assume, endorse, guarantee or otherwise become liable for or modify the terms of any Indebtedness or issue or sell any debt securities or any rights to acquire any debt securities, except for (A) any Indebtedness among the Company and/or its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company or (B) guarantees by the Company of Indebtedness of wholly owned Subsidiaries of the Company or guarantees by Subsidiaries of the Company of Indebtedness of the Company or any of its wholly owned Subsidiaries, which indebtedness is incurred in compliance with this clause (vii);

(viii)  other than in accordance with contracts or agreements in effect on the date hereof, sell, transfer, license, create any Lien (other than a Permitted Lien) or otherwise dispose of any of its properties or assets (other than to the Company or a wholly owned Subsidiary of the Company and other than (A) sales of inventory, (B) sales of rental equipment or obsolete or worthless equipment in the ordinary course of business, and (C) immaterial properties or assets);

(ix)  acquire any assets (other than acquisitions of assets in the ordinary course of business) or any other Person or business of any other Person (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) or make any investment in any Person, in each case other than a wholly owned Subsidiary of the Company (or any assets thereof), either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any Person;

(x)  make, authorize or commit to any capital expenditures, except for capital expenditures (A) not to exceed $5,000,000 more than set forth in the capital plans set forth in Section 6.1(b)(x) of the Company Disclosure Schedule, (B) as required by a Governmental Entity to the extent not otherwise reflected in the capital plans set forth in Section 6.1(b)(x) of the Company Disclosure Schedule or (C) to remedy any matters set forth in clause (vii) of the definition of Company Material Adverse Effect (and not otherwise reflected in the capital plans set forth in Section 6.1(b)(x) of the Company Disclosure Schedule);

(xi)  make any loans, advances or capital contributions to, or investments in, any Person, other than to or in the Company or its wholly-owned Subsidiaries, ordinary course advancements and reimbursements to employees or as may be permitted pursuant to Section 6.1(b)(ix) or Section 6.1(b)(x);

(xii)  except as required by the terms of any Collective Bargaining Agreement or Company Benefit Plan, (A) establish, adopt, materially amend or terminate any (1) Company Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, except for amendments in the ordinary course of business that are consistent with past practice and that do not materially increase the Company’s or its Subsidiaries’ cost of providing compensation or benefits or (2) except as a result of good-faith negotiations with a labor union or labor organization in the ordinary course of business consistent with past practice, Collective Bargaining Agreement, (B) increase in any manner the compensation (including severance, change-in-control and retention compensation) or benefits of any current or former employees, officers, directors or other individual service providers of the Company or its Subsidiaries, except in the ordinary course of business with respect to individuals with annual base compensation at or below $500,000 that are consistent with past practice and that do not constitute or result in any increase in any employee’s actual or potential severance entitlements (other than increases in severance entitlements occurring as a result of an increase in such employee’s or service provider’s base compensation or incentive opportunity), (C) pay or award, or commit to pay or award, any bonuses or incentive compensation, retention, change in control, transaction, severance or severance or similar compensation, (D) accelerate any rights or benefits under any Company Benefit Plan, (E) accelerate the time of vesting or payment of any award under any Company Benefit Plan, (F) hire, promote or engage, or otherwise enter into any employment or consulting agreement or arrangement with, any current or former employee, officer, director or other individual service provider of the Company or its Subsidiaries whose annual base compensation exceeds $500,000, (G) terminate any employee, officer, director or other service provider of the Company or its Subsidiaries, other than for cause or, following good faith consultation with Parent, due to performance, whose annual base compensation exceeds $500,000 or (H) withdraw from, or incur any withdrawal liability with respect to, any Multiemployer Plan, or commence an obligation to contribute to any Multiemployer Plan (other than existing contributions to the AFTRA Retirement Plan);

(xiii)   other than (x) in the ordinary course of business, (y) for those Contracts that can be cancelled by the Company without cause (and without material penalty) on less than 90 days’ notice or (z) with respect to Contracts with a term of one (1) year or less, (i) amend or modify in any material respect or terminate any Company Material Contract, (ii) enter into any Contract that would constitute a Company Material Contract if in effect on the date hereof or (iii) waive, release or assign any material rights, claims or benefits under any such Company Material Contract; provided that, notwithstanding the foregoing, except in the ordinary course of business, neither the Company nor any of its Subsidiaries shall enter into, amend or modify any Contract that would result in annual payments by or proceeds to the Company or its Subsidiaries (or, following Closing, Parent or its Subsidiaries) in excess of $5,000,000;

(xiv)   change the fiscal year of the Company or any of its Subsidiaries (other than any change to make the fiscal year of a Subsidiary the same as of the Company);

(xv)  implement or adopt any material change in its financial accounting principles or its methods, other than as may be required by GAAP or applicable Laws;

(xvi)  settle, offer or propose to settle any Proceeding involving or against the Company or any of its Subsidiaries in excess of $5,000,000 per Proceeding or $20,000,000 in the aggregate (excluding, for the avoidance of doubt, amounts paid by insurance and other amounts not paid out-of-pocket by the Company) or otherwise discharge, settle or satisfy any Proceeding which discharge, settlement or satisfaction would materially limit or restrict the operation of the business of the Company and its Subsidiaries, taken as a whole;

(xvii)  (A) apply for a construction permit or modify any of the Company Station Licenses if doing so is reasonably likely to be materially adverse to the interests of Parent and its Subsidiaries, after giving effect to the Teton Merger, except as required by applicable Law or the FCC, or (B) fail to provide Parent with a copy of (and a reasonable opportunity to review and comment on) any application for the material modification of any of the Company Station Licenses reasonably in advance of filing with the FCC, except, in the case of this clause (B), (1) the Company may redact the portion of any such application that contains information regarding third parties that the Company is contractually prohibited from disclosing or (2) if doing so would, in the reasonable judgment of the Company’s outside legal counsel, (x) jeopardize or cause a risk of loss or waiver of the attorney-client, attorney work product or other similar privilege of the Company or any of its Subsidiaries or (y) violate any Law applicable to the Company or any of its Subsidiaries or the assets, or operation of the business, of the Company or any of its Subsidiaries; provided, that in such instances the Company shall inform Parent of the general nature of the information being redacted or withheld and, on Parent’s request, reasonably cooperate with the other party to use reasonable best efforts to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (1) and (2);

(xviii)  implement or announce any mass employee layoff, including any such layoff that would require notice or pay in lieu of notice under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder;

(xix)  make (other than in the ordinary course of business), change or revoke any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, amend any material Tax Return, settle or compromise any material liability for Taxes or any Tax audit, claim or other proceeding for a material amount of Taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non U.S. Law), surrender any right to claim a material refund of Taxes, or agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes (other than in connection with any automatic or automatically granted extension to file any Tax Return);

(xx)  change any retransmission consent election with any MVPDs or, to the extent applicable due to a change in applicable Law, any over-the-top platform;

(xxi)  take any action set forth on Section 6.1(b)(xxi) of the Company Disclosure Schedule; or

(xxii)  agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 6.1(b).

(c)  Nothing contained in this Agreement shall give Parent or Teton Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Teton Merger Effective Time. Prior to the Teton Merger Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

(d)  The parties shall take the actions set forth on Section 6.1(d) of the Company Disclosure Schedule.

Section 6.2  Access.

(a)  The Company shall afford Parent and its Representatives reasonable access during normal business hours upon reasonable advance notice to the Company, throughout the period from the date hereof until the earlier of the termination of this Agreement and the Teton Merger Effective Time, to its and its Subsidiaries’ personnel, properties, assets, Contracts, commitments, books and records and such other information concerning its business, properties, finances, operations, assets, litigation matters, environmental compliance matters, cash-flow reports and personnel as Parent may reasonably request. The Company shall use its commercially reasonable efforts to cause its Representatives to reasonably cooperate with Parent and Parent’s Representatives in connection with such access and examination. Notwithstanding anything to the contrary contained in this Section 6.2(a), any document, correspondence or information or other access provided pursuant to this Section 6.2(a) may be redacted or otherwise limited to prevent disclosure of information concerning the valuation of the Company and the Teton Merger or other similarly confidential or competitively sensitive information. All access pursuant to this Section 6.2(a) shall be (i) conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (ii) coordinated through the Chief Legal Officer of the Company or a designee thereof.

(b)  Notwithstanding anything to the contrary contained in this Section 6.2, neither the Company nor any of its Subsidiaries shall be required to provide any access, or make available any document, correspondence or information, if doing so would, in the reasonable judgment of the Company’s legal counsel, (i) jeopardize or cause a risk of loss or waiver of the attorney-client, attorney work product or other similar privilege of the Company or any of its Subsidiaries or (ii) violate any (A) Law applicable to the Company or any of its Subsidiaries or the assets, or operation of the business, of the Company or any of its Subsidiaries or (B) Contract to which the Company or any of its Subsidiaries is a party or by which any of their assets or properties are bound; provided, that in such instances the Company shall inform Parent of the general nature of the information being withheld and, on Parent’s request, reasonably cooperate with the other party to use reasonable best efforts to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii).

(c)  The parties hereto hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the Confidentiality Agreement and the Clean Team Agreement, each of which shall continue in full force and effect in accordance with their terms.

Section 6.3  No Solicitation.

(a)  Except as expressly permitted by this Section 6.3, the Company shall not, and shall cause each of its Subsidiaries not to, and shall not authorize or permit and use reasonable best efforts to cause each of its and their respective officers, directors and other Representatives not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage or facilitate any proposal or offer or any inquiries regarding the making of any proposal or offer, including any proposal or offer to its stockholders, that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information, or provide or afford access to the Company or its Subsidiaries or their respective properties, books and records, assets, facilities or personnel, in connection with or for the purpose of encouraging or facilitating, any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal (other than, in response to an unsolicited inquiry, to refer the inquiring Person to this Section 6.3 and to limit its conversation or other communication exclusively to such referral), (iii) enter into, or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement) or (iv) authorize, commit or resolve to do any of the foregoing; provided, that the Company and its Representatives shall be permitted, upon a good faith determination by the Company Board (after consultation with its outside legal advisors) that not doing so would be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Law, to grant a confidential waiver of any provision of any confidentiality or standstill agreement solely to permit a Company Takeover Proposal to be made and, subject to the terms of this Agreement, negotiated and entered into.

(b)  The Company shall, and shall cause each of its Subsidiaries to, and shall direct its Representatives to, immediately (i) cease and cause to be terminated any discussions or negotiations with any Persons (other than Parent, Teton Merger Sub and their respective Affiliates and Representatives) that may be ongoing with respect to a Company Takeover Proposal, (ii) terminate access for any Person (other than Parent, Teton Merger Sub and their respective Affiliates and Representatives) to any data room and (iii) request the return or destruction of any non-public information provided to any Person (other than Parent, Teton Merger Sub and their respective Affiliates and Representatives) in connection with a potential Company Takeover Proposal. The Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under, any standstill or confidentiality provision with respect to a Company Takeover Proposal or similar matter in any agreement to which the Company is a party; provided, that, notwithstanding anything in this Agreement to the contrary, if the Company Board determines in good faith, after consultation with its outside legal counsel that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may take such actions solely to the extent necessary to permit a third party to make a Company Takeover Proposal and, subject to the terms of this Agreement, thereafter negotiate and enter into any transaction in connection therewith.

(c)  Notwithstanding anything to the contrary contained in this Agreement, if at any time after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company receives a bona fide written Company Takeover Proposal from any Person, and if the Company Board determines in good faith, after consultation with the Company’s independent financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes, or could reasonably be expected to lead to, a Company Superior Proposal, then the Company may enter into an Acceptable Confidentiality Agreement with such Person making such Company Takeover Proposal and the Company and its Representatives may (i) furnish, pursuant to an executed Acceptable Confidentiality Agreement between the Company and such Person making such Company Takeover Proposal, information with respect to the Company and its Subsidiaries to such Person that has made such Company Takeover Proposal and its Representatives and (ii) engage in or otherwise participate in discussions or negotiations with such Person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal; provided, that promptly after (and in any event within 24 hours of) furnishing any non-public information after the date of this Agreement about the Company and its Subsidiaries to such Person making such Company Takeover Proposal, the Company furnishes such non-public information to Parent (to the extent such non-public information has not been previously so furnished to Parent or its Representatives). The Company shall promptly (and in any event within 24 hours) notify Parent in writing if the Company takes any of the actions in clauses (i) and (ii) above.

(d)  The Company shall promptly (and in no event later than 24 hours after receipt) notify Parent in writing in the event that the Company or any of its controlled Affiliates or Representatives (on the Company’s behalf) receives, after the date of this Agreement, a Company Takeover Proposal or any offer, proposal, inquiry or request for information or discussions relating to the Company or its Subsidiaries that contemplates or that would reasonably be likely to lead to a Company Takeover Proposal. Such notice shall indicate (to the extent permitted by existing contractual obligations) the identity of the Person making the Company Takeover Proposal or offer, proposal, inquiry or request, and the material terms and conditions thereof and, if written, a copy thereof. In addition, the Company shall promptly (but in any event within 24 hours) after the receipt thereof provide to Parent (to the extent permitted by existing contractual obligations) copies of any material written documentation setting forth the terms of such Company Takeover Proposal which is received by the Company from the Person making such Company Takeover Proposal (or from any Representatives of such Person) and thereafter, the Company shall keep Parent reasonably informed, on a prompt basis (and in any event within 24 hours), regarding any material changes to the status and material terms of any such Company Takeover Proposal or offer, proposal, inquiry or request (including any material amendments thereto or any material change to the scope or material terms or conditions thereof) and provide to Parent copies of all material correspondence and written materials relating to such Company Takeover Proposal or offer, proposal, inquiry or request received by the Company.

(e)  Except as permitted by this Section 6.3, neither the Company Board nor any committee thereof shall (i) (A) change, qualify, modify, withhold, rescind or withdraw, or authorize or resolve to, or publicly propose or announce its intention to, change, qualify, modify, withhold, rescind or withdraw, in each case in any manner adverse to Parent, the Company Recommendation, (B) adopt, approve or recommend to the stockholders of the Company, make any public statement approving, endorsing or recommending, or resolve to approve or recommend to the stockholders of the Company or make any public statement approving, endorsing or recommending, a Company Takeover Proposal or (C) fail to include the Company Recommendation in the Proxy Statement (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with a counterparty making a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.3(c)) (a “Company Acquisition Agreement”) or (iii) submit any Company Takeover Proposal to a vote of the stockholders of the Company, or agree to do any of the foregoing. Notwithstanding anything to the contrary set forth in this Agreement, at any time after the date of this Agreement and prior to the time the Company Stockholder Approval is obtained, in response to an Intervening Event, the Company Board (or any committee thereof) may make a Company Adverse Recommendation Change if, prior to taking such action, the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, that prior to making such Company Adverse Recommendation Change, (1) the Company has given Parent at least four (4) Business Days prior written notice of its intention to take such action specifying, in reasonable detail, the reasons therefor and the Intervening Event, (2) during such four (4) Business Day period, has negotiated with Parent and its Representatives in good faith (if Parent and its Representatives desire to so negotiate) to make adjustments to the terms and conditions of this Agreement, and (3) upon the end of such notice period, the Company Board shall have considered any revisions to the terms of this Agreement proposed in writing by, and that are legally binding on, Parent and Teton Merger Sub, and shall have determined in good faith, after consultation with its outside legal counsel, that the failure to make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(f)  Notwithstanding the foregoing, at any time after the date of this Agreement and prior to the time the Company Stockholder Approval is obtained, if the Company Board has determined in good faith, after consultation with the Company’s independent financial advisor and outside legal counsel, that a bona fide written Company Takeover Proposal made after the date hereof constitutes a Company Superior Proposal, the Company Board may (A) make a Company Adverse Recommendation Change with respect to such Company Superior Proposal or (B) cause the Company to terminate this Agreement in accordance with Section 8.1(h) in order to enter into a definitive agreement relating to such Company Superior Proposal; provided, that prior to so making a Company Adverse Recommendation Change or terminating this Agreement, (1) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action, including the material terms and conditions of, and the identity of the Person making, any such Company Superior Proposal and has contemporaneously provided to Parent a copy of the Company Superior Proposal and a copy of any proposed Company Acquisition Agreements related to such Company Superior Proposal, (2) at the end of such notice period, the Company Board shall have considered any revisions to the terms of this Agreement proposed in writing by, and that are legally binding on, Parent and Teton Merger Sub, and shall have determined, after consultation with the Company’s independent financial advisor and outside legal counsel, that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect, and (3) in the event of any change to any of the financial terms or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new two (2) Business Day notice period under clause (1) of this proviso shall commence during which time the Company shall be required to comply with the requirements of this Section 6.3(f) anew with respect to such additional notice, including clauses (1) through (3) above of this proviso.

(g)  Nothing contained in this Section 6.3 shall prohibit the Company or the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (it being understood that such action may constitute a Company Adverse Recommendation Change for purposes of Section 8.1(g) if it otherwise satisfies the definition thereof), (ii) from making any “stop, look and listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act or (iii) making any disclosure to its stockholders if the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to make such disclosure would be reasonably likely to be inconsistent with applicable Law (it being understood that such action may constitute a Company Adverse Recommendation Change for purposes of Section 8.1(g) if it otherwise satisfies the definition thereof).

(h)  The Company agrees that any breach of this Section 6.3 or any action taken by a Subsidiary of the Company or Representative of the Company or its Subsidiaries (other than an employee or consultant of the Company or any of its Subsidiaries who is not an executive or other officer of the Company) which if taken by the Company would constitute a breach of this Section 6.3, will be deemed to constitute a breach by the Company of this Section 6.3.

Section 6.4  Filings; Other Actions.

(a)  As promptly as reasonably practicable, and in any event within 30 days, following the date of this Agreement, the Company shall prepare and file with the SEC the preliminary Proxy Statement. The Company shall not file the Proxy Statement (or any amendments or supplements thereto) with the SEC without first providing Parent and its counsel a reasonable opportunity to review and comment thereon, and the Company shall give due consideration to, and consider in good faith, all reasonable additions, deletions or changes suggested by Parent and its counsel. Parent shall cooperate with the Company in the preparation of the Proxy Statement and shall furnish all information concerning Parent and Teton Merger Sub (and their respective Affiliates) that is required in connection with the preparation of the Proxy Statement. The Company shall respond promptly to any comments from the SEC or the staff of the SEC. The Company shall notify Parent promptly of the receipt of any comments (whether written or oral) from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement or the transactions contemplated by this Agreement. The Proxy Statement shall comply as to form in all material respects with the applicable requirements of the Exchange Act. If at any time prior to the Company Stockholders’ Meeting (or any adjournment or postponement thereof) any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed by the Company with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company. The Company shall cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the resolution of any comments of the SEC or the staff of the SEC with respect to the preliminary Proxy Statement (such date, the “Clearance Date”) (but in any event within five (5) Business Days thereafter).

(b)  Subject to Section 6.3(e), Section 6.3(f) and Section 6.4(c), the Company shall (i) reasonably promptly following any written request by Parent (but in any event not more than once in any ten Business Day period), conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act and (ii) take all action necessary in accordance with applicable Law and the Company Organizational Documents to, following consultation with Parent, set a record date for, duly give notice of, convene and hold a meeting of its stockholders following the mailing of the Proxy Statement for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”) as soon as reasonably practicable following the Clearance Date. Unless the Company shall have made a Company Adverse Recommendation Change in accordance with Section 6.3(e) or Section 6.3(f), the Company shall include the Company Recommendation in the Proxy Statement and shall solicit, and use its reasonable best efforts to keep soliciting, the Company Stockholder Approval at the Company Stockholders’ Meeting (including by soliciting proxies in favor of the adoption of this Agreement).

(c)  The Company shall cooperate with and keep Parent informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders. The Company may adjourn or postpone the Company Stockholders’ Meeting (i) if the Company is required to adjourn or postpone the Company Stockholders’ Meeting by applicable Law, order or a request from the SEC or the review or official interpretation of the SEC Staff, (ii) if as of the time that the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting, (iii) if the Company reasonably determines in good faith that the Company Stockholder Approval is unlikely to be obtained or (iv) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). Without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company Stockholders’ Meeting will not be postponed or adjourned (A) by more than ten (10) days at a time, or (B) by more than 30 days after the date on which the Company Stockholders’ Meeting was (or was required to be) originally scheduled. In no event will the record date of the Company Stockholders’ Meeting be changed without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required by applicable Law or the Company’s bylaws. Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the adoption of this Agreement shall be the only matter (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection with the adoption of this Agreement) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders’ Meeting.

Section 6.5  Employee Matters.

(a)  Effective as of the Teton Merger Effective Time and during the one-year period immediately following the Teton Merger Effective Time (the “Continuation Period”), Parent shall provide, or shall cause the Surviving Company to provide, to each employee of the Company or its Subsidiaries who continues to be employed by Parent or the Surviving Company or any of their respective Subsidiaries following the Teton Merger Effective Time (a “Company Employee”), (a) base compensation and short-term cash incentive target opportunities that, in the aggregate, are no less favorable than the base compensation and short-term cash incentive target opportunities provided by the Company to such Company Employee immediately before the Teton Merger Effective Time, provided that such Company Employee’s base compensation shall not be reduced from that in effect immediately before the Teton Merger Effective Time, (b) target long-term incentive compensation opportunities that are no less favorable than the target long-term incentive compensation opportunities provided by Parent to similarly-situated employees of Parent and (c) all other compensation and employee benefits (excluding employee stock ownership plan benefits under a tax-qualified retirement plan) that (i) from the Teton Merger Effective Time through December 31, 2026, are no less favorable in the aggregate than the other compensation and employee benefits (excluding employee stock ownership plan benefits under a tax-qualified retirement plan) that are provided by the Company to such Company Employee under the Company Benefit Plans in effect immediately before the Teton Merger Effective Time and (ii) from January 1, 2027, through the end of the one-year period immediately following the Teton Merger Effective Time, are no less favorable in the aggregate than the other compensation and employee benefits (excluding employee stock ownership plan benefits under a tax-qualified retirement plan) that are provided by Parent to similarly-situated employees of Parent. In addition, Parent shall provide, or shall cause the Surviving Company to provide, to each Company Employee whose employment is involuntarily terminated by the Company or any of its Subsidiaries during the Continuation Period, severance benefits no less favorable than (x) through December 31, 2026, the severance benefits due under the severance plan of the Company applicable to such Company Employee pursuant to its terms as of immediately before the Teton Merger Effective Time and (y) from January 1, 2027, through the end of the one-year period immediately following the Teton Merger Effective Time, the severance benefits due under the applicable severance plan of Parent for similarly situated employees of Parent (it being understood that this sentence does not limit the obligations of Parent or the Surviving Company to honor the terms of any Company Benefit Plan providing severance benefits as then in effect).

(b)  To the extent any payment under any bonus or incentive plans maintained by the Company or its Subsidiaries in respect of a Company fiscal year (or such shorter performance period) that commences prior to the Effective Time has not been made as of immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Company to, make such payment to the applicable Company Employee in accordance with applicable Company plan in the ordinary course consistent with the Company’s past practice, including that the amount will be determined based on actual performance in accordance with the applicable Company plan and paid at the same time as the Company historically pays such bonuses or incentives.

(c)  Following the Closing Date, Parent shall, or shall cause the Surviving Company to, cause any employee benefit or compensation plans (including equity or equity-based and nonqualified deferred compensation plans to the extent applicable; other than defined benefit pension or retiree or post-employment health or welfare benefit plans or arrangements) sponsored or maintained by Parent or the Surviving Company or their Subsidiaries in which the Company Employees participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Company Employee with the Company and its Subsidiaries (and any predecessor thereto) prior to the Closing Date for purposes of eligibility, vesting, severance benefit determinations and future vacation benefit accrual, except to the extent it would result in duplication of compensation or benefits for the same period of service.

(d)  Notwithstanding anything contained herein to the contrary, with respect to any Company Employees who are covered by a Collective Bargaining Agreement, the terms and conditions of employment for such employees shall be governed by the applicable Collective Bargaining Agreement until the expiration, modification or termination of such Collective Bargaining Agreement in accordance with its terms or applicable Law. With respect to any Post-Closing Plan that provides welfare benefits, for the plan year in which the Teton Merger Effective Time occurs, Parent shall (i) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to such Company Employee and his or her eligible dependents to the extent such limitation was waived or satisfied under the Company Benefit Plan in which such Company Employee participated immediately prior to the Teton Merger Effective Time and (ii) credit each Company Employee and his or her eligible dependents for any co-payments or deductibles paid by such Company Employee and his or her eligible dependents during the portion of such plan year prior to the Teton Merger Effective Time for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan. Such credited expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable plan.

(e)  Parent hereby acknowledges that a “change in control” or “change of control” of the Company or other event with similar import, within the meaning of the Company Benefit Plans that contain such terms, will occur upon the Teton Merger Effective Time.

(f)  Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program agreement or arrangement maintained or sponsored by Parent, the Surviving Company, the Company or any of their Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or Affiliates, or (ii) alter or limit the ability of Parent, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, the Company and its Subsidiaries) or Affiliates to amend, modify or terminate any Company Benefit Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.5 shall create any third-party beneficiary rights in any Company Employee or current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.6  Regulatory Approvals; Efforts.

(a)  Prior to the Closing, Parent, Teton Merger Sub and the Company shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective the Teton Merger as promptly as reasonably practicable and in any event by the Outside Date, including (i) preparing and filing all forms, registrations and notifications required to be filed to consummate the Teton Merger, (ii) using reasonable best efforts to satisfy the conditions to consummating the Teton Merger, (iii) using reasonable best efforts to obtain (and to cooperate with each other in obtaining) any consent, authorization, expiration or termination of a waiting period, permit, Order or approval of, waiver or any exemption by, any Governmental Entity required to be obtained or made by Parent, Teton Merger Sub or any of their respective Affiliates or the Company or any of its Subsidiaries, in connection with the Teton Merger or the taking of any action contemplated by this Agreement, (iv) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Teton Merger and (v) executing and delivering any reasonable additional instruments necessary to consummate the Teton Merger and to fully carry out the purposes of this Agreement.

(b)  Without limiting the foregoing or the remaining provisions of this Section 6.6, Parent and the Company shall cooperate in all respects regarding the strategy for obtaining all required consents, authorizations, Orders or approvals of, or any exemptions or waivers by, any Governmental Entity undertaken in accordance with the provisions of this Section 6.6, provided that in connection with the foregoing, without limiting the foregoing or the remaining provisions of this Section 6.6, Parent shall be entitled to take the lead in and control the development and implementation of such strategy subject to good faith consultation with the Company. Parent and the Company shall consult and cooperate with each other in all respects and each keep the other apprised of the status of matters relating to the completion of the Teton Merger, including the expiration or termination of the waiting period applicable to the Teton Merger under the HSR Act and the receipt of the FCC Consent, and work cooperatively in connection with obtaining all required consents, authorizations, Orders or approvals of, or any exemptions or waivers by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.6. In that regard, each party shall (i) promptly provide any information and assistance as the other parties may reasonably request with respect to all notices, submissions or filings made by or on behalf of such party or any of its Affiliates with any Governmental Entity in connection with this Agreement or the Teton Merger, and (ii) promptly inform the other parties to this Agreement, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties orally of) any communication from or to any Governmental Entity regarding this Agreement or the Teton Merger (in advance, in the case of communications to any Governmental Entity), and permit the other parties to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication or submission with any such Governmental Entity. No party or any of its Affiliates shall participate in any meeting or teleconference with any Governmental Entity in connection with this Agreement or the Teton Merger unless it consults with the other parties in advance and, to the extent not prohibited by such

Governmental Entity, gives the other parties the opportunity to attend and participate thereat. Notwithstanding the foregoing, Parent and the Company may, as each deems advisable and necessary, reasonably designate any sensitive materials provided to the other under this Section 6.6(b) as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient or its Affiliates unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be). Notwithstanding anything to the contrary contained in this Section 6.6, materials provided pursuant to this Section 6.6 may be redacted (A) to remove references concerning the valuation of the Company and the Teton Merger, (B) as necessary to comply with bona fide existing contractual arrangements and (C) as necessary to address reasonable privilege concerns.

(c)  The Company and Parent shall (and, if applicable, Parent shall cause its Affiliates to) make or file, as promptly as practicable, with the appropriate Governmental Entity all filings, forms, registrations and notifications required to be filed to consummate the Teton Merger and, subsequent to such filings, the Company and Parent each shall (and shall cause their Affiliates to), as promptly as practicable, respond to inquiries from Governmental Entities and provide any supplemental information that may be requested by Governmental Entities, in connection with filings made with such Governmental Entities. All such filings, forms, registrations, notifications and supplemental information shall comply as to form with all requirements applicable thereto and all of the data and information reported therein shall be accurate and complete in all material respects. In furtherance and not in limitation of the foregoing: (i) the Company and Parent shall jointly file the FCC Applications no later than thirty (30) Business Days after the date of this Agreement; (ii) until such time as the FCC Consent shall have been obtained, Parent and the Company shall oppose any petitions to deny or other objections filed with respect to the FCC Applications to the extent such petition or objection relates to such party; (iii) on and following receipt of the FCC Consent, the Company and Parent shall (and shall cause their respective Affiliates to) use their respective reasonable best efforts to maintain in effect the FCC Consent to permit consummation of the Teton Merger and the other transactions contemplated hereby; (iv) if the Closing shall not have occurred for any reason within the original effective periods of the FCC Consent, the Company and Parent shall (and shall cause their respective Affiliates to) use their reasonable best efforts to obtain one or more extensions of the effective period of the FCC Consent to permit consummation of the Teton Merger and the other transactions contemplated hereby; (v) the Company and Parent shall each file their respective notification and report forms under the HSR Act as promptly as reasonably practicable (and in any event no later than 30 Business Days) after the date of this Agreement, and supply as promptly as reasonably practicable and advisable any additional information and documentary materials that may be requested pursuant to the HSR Act and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as reasonably practicable, and in any event before the Outside Date. No party hereto shall (x) cause any HSR Act filing applicable to it to be withdrawn or refiled for any reason, including to provide the applicable Governmental Entity with additional time to review any of the transactions contemplated by this Agreement, or (y) consent to any voluntary delay of the consummation of the transactions contemplated by this Agreement, except, in each case, with the prior written consent of each of the other parties hereto. Without limiting the foregoing, during the period from the date hereof until the earlier of the termination of this Agreement in accordance with its terms and the Teton Merger Effective Time, (I) Parent shall not (and shall cause its Subsidiaries not to)

issue or otherwise transfer any common or preferred equity interests (or rights to obtain any common or preferred equity interests) in Parent or any of its Subsidiaries to any other person, unless, in each case, the obtaining of such common or preferred equity interests or rights to obtain such common or preferred equity interests would not, in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Merger prior to the Outside Date, and (II) the Company and Parent shall not (and shall cause their respective Affiliates not to) acquire (or enter into any agreement to acquire) ownership or control, directly or indirectly, of any assets, or of any Person or business of any Person, if such acquisition would require an application to, or an approval, consent or waiver of or from the FCC.

(d)  If, between the date of this Agreement and the Closing, an application for the renewal of any FCC license of the Company or its Subsidiaries (a “Renewal Application”) is required to be filed pursuant to the Communications Act and FCC Rules, the Company shall execute, file and prosecute with the FCC such Renewal Application with respect to such FCC license. If an FCC Application is granted by the FCC subject to a renewal condition, then the term “FCC Consent” shall, for all purposes hereunder, thereafter be deemed to also include satisfaction of such renewal condition. To avoid disruption or delay in the processing of the FCC Applications, each of Parent and Teton Merger Sub shall, as a part of the FCC Applications, request that the FCC apply its policy permitting the transfer of control of FCC licenses in transactions involving multiple stations to proceed, notwithstanding the pendency of one or more Renewal Applications. Each of the Parent and Teton Merger Sub shall make such representations and undertakings as are necessary or appropriate to invoke such policy, including undertakings to assume, as between the parties hereto and the FCC, the position of the applicant before the FCC with respect to any pending Renewal Application and to assume the corresponding regulatory risks relating to any such Renewal Application. Each of Parent, Teton Merger Sub and the Company acknowledge that, to the extent reasonably necessary to expedite the grant by the FCC of any Renewal Application and thereby to facilitate the grant of the FCC Consent with respect to such Company Station, each of Parent, Teton Merger Sub and their respective Affiliates, and the Company and its Subsidiaries shall be permitted to enter into tolling agreements with the FCC to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Company Station in connection with (i) any pending complaints that such Company Station aired programming that contained obscene, indecent or profane material or (ii) any other enforcement matters against such Company Station with respect to which the FCC may permit Parent, Teton Merger Sub or the Company (or any of their respective Affiliates) to enter into a tolling agreement.

(e)  In furtherance and not in limitation of their obligations set forth in this Agreement, each of Parent and Teton Merger Sub shall, and shall cause their respective Affiliates to, take all actions necessary to avoid or eliminate each and every impediment under any Antitrust Laws or the Communications Act (including the FCC Rules) so as to cause the satisfaction of the conditions in Sections 7.1(b) and 7.1(c), so as to permit the Closing to occur as promptly as practicable, and in any event before the Outside Date, including: (i) supplying as promptly as reasonably practicable any information and documentary materials that may be requested by the FCC or any other Governmental Entity; (ii) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, behavioral or other operational conditions or changes, and other disposition of and restriction on the businesses, assets, properties, product lines, and equity interests of, or changes to the conduct of business of, the Company, the Company’s Subsidiaries, Parent and its Affiliates (including the Surviving Company and its Subsidiaries); (iii) creating, terminating, or divesting relationships, ventures, contractual rights or obligations of the Company, the Company’s Subsidiaries, Parent or their respective Affiliates (including the Surviving Company and its Subsidiaries); and (iv) otherwise taking or committing to take any action that would limit any of the Company’s, the Company’s Subsidiaries’, Parent’s and their respective Affiliates’ (including the Surviving Company and its Subsidiaries) freedom of action with respect to, or their ability to retain or hold, directly or indirectly, any businesses, assets, equity interests, product lines or properties of any of Parent or its Affiliates or the Company or its Subsidiaries (including the Surviving Company and its Subsidiaries) (the foregoing actions, the “Remedial Actions”); provided, however, that, notwithstanding any provision in this Agreement to the contrary, neither Parent nor any of its Affiliates shall be required to agree to or consummate any Remedial Action that would, individually or in the aggregate, reasonably be expected to result in a loss of EBITDA of Parent, the Company and their respective Subsidiaries, taken as a whole and after giving effect to the Teton Merger and any Remedial Actions, of greater than $150,000,000 as compared to the EBITDA of Parent, the Company and their respective Subsidiaries, taken as a whole and after giving effect to the Teton Merger, as if such Remedial Actions had not been taken; provided, further, that Parent shall use reasonable best efforts to structure any Remedial Action that is the sale, divestiture or other disposition of any particular television station of the Company, its Subsidiaries, Parent and its Affiliates (including the Surviving Company and its Subsidiaries) in a manner intended to minimize the loss of EBITDA from the sale, divestiture or other disposition of the applicable television station, including (but not limited to) with respect to selection of the buyer for such television station. For purposes of this Section 6.6, the calculation of EBITDA shall (x) be calculated using the average of the actual (or projected if actual is not available) EBITDA for the fiscal years ended December 31, 2024 and December 31, 2025 of Parent, the Company and their respective Subsidiaries, taken as a whole and after giving effect to the Teton Merger, (y) give pro forma effect to the expected synergies to be derived by Parent, the Company and their Subsidiaries from the Teton Merger during 12-month period following the Closing (assuming that all such synergies are achieved immediately and applied to the calculation of EBITDA described in clause (x)) and (z) be calculated in accordance with the calculation of EBITDA pursuant to the Parent Credit Agreement, as in effect on the date hereof, in a manner consistent with Parent’s past practice. If requested by Parent, the Company shall agree to any action contemplated by this Section 6.6; provided, that any such agreement or action is conditioned on the consummation of the Teton Merger. Without in any way limiting Parent’s and its Affiliates’ obligations under this Agreement, in no event shall the Company (and the Company shall not permit any of its Affiliates to) effect or agree to any Remedial Action without the prior written consent of Parent.

(f)  In furtherance and not in limitation of their obligations set forth in this Agreement, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging the Teton Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law or the Communications Act (including the FCC Rules) or other applicable Law, each of the Company, Parent and Teton Merger Sub shall use reasonable best efforts to as promptly as practicable contest and resist any such action or proceeding and to have vacated, lifted, changed, reversed or overturned any decree, judgment, injunction or other Order or other Law, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Teton Merger or any of the other transactions contemplated by this Agreement.

Section 6.7  Takeover Statutes. If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Teton Merger or any other transactions contemplated by this Agreement, each of the Company and Parent and their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute on the transactions contemplated hereby.

Section 6.8  Public Announcements. The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the parties hereto and that the parties hereto shall consult with each other before issuing any press release or making any public announcement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided, that a party may, without the prior consent of the other party issue such press release or make such public statement (a) so long as such statements are consistent with previous public statements made jointly by or otherwise agreed to between the Company and Parent or (b) (after prior consultation, to the extent practicable in the circumstances) to the extent required by applicable Law or the applicable rules of any stock exchange. None of the limitations set forth in this Section 6.8 shall apply to any disclosure of any information (a) in connection with or following a Company Takeover Proposal or Company Adverse Recommendation Change and matters related thereto (provided, that in the case of the Company, any such disclosure shall be effected in accordance with Section 6.3), (b) in connection with any dispute between the parties relating to this Agreement or the transactions contemplated hereby or (c) consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.8.

Section 6.9  Indemnification and Insurance.

(a)  For a period of six (6) years from and after the Teton Merger Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) indemnify and hold harmless all past and present directors and officers of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any of its Subsidiaries, in each case, to the extent acting in such capacity (collectively, together with such Persons’ heirs, executors and administrators, the “Covered Persons”) to the fullest extent permitted by Law against any costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Covered Person to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Teton Merger Effective Time. Without limiting the foregoing, from and after the Teton Merger Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to)

indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the process resulting in and the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby. From and after the Teton Merger Effective Time, the Company and the Surviving Company shall (and Parent shall cause the Surviving Company to) advance expenses (including reasonable and documented legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 6.9(a) in accordance with the procedures (if any) set forth in the Company Organizational Documents, the certificate of incorporation and bylaws, or other organizational or governance documents, of any Subsidiary of the Company, and indemnification agreements, if any, in existence on the date of this Agreement; provided, that, notwithstanding anything to the contrary set forth herein or otherwise, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification pursuant to this Section 6.9(a). In the event of any such Proceeding, (A) the Surviving Company shall have the right to control the defense thereof after the Teton Merger Effective Time; (B) each Covered Person shall be entitled to retain his or her own counsel (the reasonable and documented fees and expenses of which will be paid by the Surviving Company), whether or not the Surviving Company elects to control the defense of any such Proceeding; and (C) no Covered Person shall be liable for any settlement of such Proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Company is entirely responsible).

(b)  For not less than six (6) years from and after the Teton Merger Effective Time, the certificate of incorporation and bylaws of the Surviving Company shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Teton Merger Effective Time than are currently set forth in the Company Organizational Documents. Notwithstanding anything herein to the contrary, if any Proceeding or investigation (whether arising before, at or after the Teton Merger Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Teton Merger Effective Time, the provisions of this Section 6.9(b) shall continue in effect until the final disposition of such Proceeding or investigation. Following the Teton Merger Effective Time, the indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any its Subsidiaries shall be assumed by the Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms.

(c)  For a period of six (6) years from and after the Teton Merger Effective Time, Parent and the Surviving Company shall cause to be maintained in effect the current policies of directors’ and officers’ and fiduciary liability insurance maintained by or for the benefit of the Company and its Subsidiaries and their respective current and former directors and officers or provide substitute policies for the Company and its Subsidiaries and their respective current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Company and its Subsidiaries as of the date of this Agreement and as of the Teton Merger Effective Time, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the

Company and its Subsidiaries and their respective current and former directors and officers with respect to claims arising from facts or events that occurred at or before the Teton Merger Effective Time (regardless of when such claims are brought) (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance) (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and its Subsidiaries or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, that the Surviving Company shall not be required to pay an annual premium for such D&O Insurance in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Teton Merger Effective Time (which the Company shall be permitted to, and at Parent’s written request shall, purchase prior to the Teton Merger Effective Time, subject to the aggregate premium for such prepaid policies not exceeding 300% of the last annual premium paid by the Company prior to the date of this Agreement), which policies provide such directors and officers with coverage for an aggregate period of at least six (6) years from and after the Teton Merger Effective Time with respect to claims arising from facts or events that occurred on or before the Teton Merger Effective Time, including in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Teton Merger Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d)  In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.9.

(e)  The obligations under this Section 6.9 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be third party beneficiaries of this Section 6.9. In the event of any breach by the Surviving Company or Parent of this Section 6.9, the Surviving Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 6.9 as such fees are incurred, upon the written request of such Covered Person.

Section 6.10  Section 16 Matters. Prior to the Teton Merger Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.11  Transaction Litigation. Each party hereto shall promptly (and in any event within two (2) Business Days) notify the other parties hereto in writing of any stockholder litigation or other litigation or Proceedings brought or threatened in writing against it or its directors or executive officers or other Representatives relating to this Agreement, the Teton Merger and/or the other transactions contemplated by this Agreement (the “Transaction Litigation”) and shall keep the other parties hereto informed on a reasonably current basis with respect to the status thereof (including by promptly furnishing to the other parties hereto and their Representatives such information and copies of all pleadings and other material documents relating to such litigation or Proceedings as may be reasonably requested). The Company will (a) give Parent the opportunity to participate (at Parent’s expense) in the defense, settlement or prosecution of any Transaction Litigation; and (b) reasonably consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent shall not be unreasonably withheld, delayed or conditioned). For purposes of this Section 6.11, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client, work product, or any other privilege, doctrine or protection between the Company and its counsel is not undermined), and Parent will be provided an opportunity to review, and the Company will provide Parent with an opportunity to review, and Parent may offer comments or suggestions with respect to all filings or written responses to be made by the Company with respect to such Transaction Litigation (and the Company shall give good-faith consideration to any such comments or suggestions). For the avoidance of doubt, any Proceeding related to Dissenting Shares will be governed by Section 3.1(b)(ii).

Section 6.12  Obligations of Teton Merger Sub and Parent. Parent shall cause Teton Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement. Immediately after the execution of this Agreement, Parent shall execute and deliver, in accordance with applicable Law and its organizational documents, in its capacity as sole stockholder of Teton Merger Sub, a written consent adopting this Agreement. Such consent shall not be modified or rescinded and Parent shall deliver such consent to the Company promptly upon the execution thereof.

Section 6.13  [Reserved].

Section 6.14  Stock Exchange Delisting; Deregistration. Prior to the Teton Merger Effective Time, the Company and, following the Teton Merger Effective Time, Parent and the Surviving Company, shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the New York Stock Exchange to cause the delisting of the Company and of the Company Common Stock from the New York Stock Exchange as promptly as practicable after the Teton Merger Effective Time and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting.

Section 6.15  Financing and Financing Cooperation.

(a)  Parent and Teton Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the Debt Financing in an amount sufficient to fund the Financing Amount on the date upon which the Teton Merger is required to be consummated pursuant to the terms hereof and on the terms and conditions (including, to the extent applicable, the “flex” provisions) described in the Debt Commitment Letter and any related fee letters (or on other terms that, with respect to conditionality, are not less favorable to Parent than the terms and conditions (including any “flex” provisions) set forth in the Debt Commitment Letter, subject to the Prohibited Modifications), including by using their respective reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate and enter into definitive agreements (which, with respect to any bridge facility documentation, shall not be required until reasonably necessary in connection with the funding of the Debt Financing) with respect to the Debt Financing on the terms and subject only to the conditions (including, as necessary, “flex” provisions contained in any fee letter) contemplated by the Debt Commitment Letter and the related fee letter (or on other terms that, with respect to conditionality, are not less favorable to Parent than the terms and conditions (including any “flex” provisions) set forth in the Debt Commitment Letter, subject to the Prohibited Modifications) (the “Definitive Agreements”) and (iii) after taking into account the timing of the Marketing Period, satisfy on a timely basis all conditions to funding that are applicable to Parent or Teton Merger Sub in the Debt Commitment Letter and the Definitive Agreements that are within their (or any of their respective controlled Affiliates’) control (or, if deemed advisable by Parent, seek the waiver of conditions applicable to Parent and Teton Merger Sub contained in the Debt Commitment Letter and such Definitive Agreements) and comply with its obligations thereunder. Parent and Teton Merger Sub shall use their respective reasonable best efforts to comply with their obligations, and enforce their rights, under the Debt Commitment Letter and Definitive Agreements in a timely and diligent manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Debt Commitment Letter or the Definitive Agreements (other than the consummation of the Teton Merger and those conditions that by their nature are to be satisfied or waived at Closing, but which conditions are capable of being satisfied) have been satisfied or waived, Parent shall use its reasonable best efforts to cause the Debt Financing Parties to comply with their obligations thereunder, including to fund the Debt Financing.

(b)  Parent shall not without the prior written consent of the Company: (i) permit any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or the Definitive Agreements if such amendment, modification or waiver (A) adds new (or adversely modifies any existing) conditions to the consummation of the Debt Financing required to satisfy the Financing Amount, (B) reduces the aggregate principal amount of the Debt Financing to an amount below the amount necessary to satisfy the Financing Amount, (C) adversely affects the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, modified or waived, relative to the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof or (D) would otherwise reasonably be expected to prevent, impede or materially delay the consummation of the Teton Merger and the other transactions contemplated by this Agreement (clauses (A)-(D), collectively, the “Prohibited Modifications”) (provided, that Parent may, without the Company’s prior written consent, (1) amend, supplement or otherwise modify the Debt Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement so long as any such addition would not effect a Prohibited Modification and/or (2) otherwise replace or amend the Debt Commitment Letter so long as any such replacement or amendment would not effect a Prohibited Modification); or (ii) terminate the Debt Commitment Letter or any Definitive Agreement. Parent shall promptly notify the Company of any such amendment, modification, waiver or replacement and deliver to the Company copies of any such amendment, modification, waiver or replacement. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any replacement, amended or modified debt financing arranged in compliance herewith and the term “Debt Financing” shall be deemed to include any replacement, amended or modified debt financing obtained in compliance herewith.

(c)  In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent will (i) use reasonable best efforts to arrange and obtain, as promptly as reasonably practicable, alternative debt financing (in an amount sufficient, when taken together with the available portion of the Debt Financing, to pay the Financing Amount) from the same or other sources on terms and conditions (including market “flex” provisions) that are not materially less favorable to Parent and Teton Merger Sub than the terms and conditions set forth in the Debt Commitment Letter as of the date hereof (after giving effect to any market “flex” provisions therein) and (ii) promptly notify the Company of such unavailability and the reason therefor. In furtherance of and not in limitation of the foregoing, in the event that (A) any portion of the Debt Financing structured as permanent financing is unavailable, regardless of the reason therefor, (B) all conditions contained in Section 7.1 and Section 7.2 have been satisfied or waived (other than (x) any such conditions that by their nature are to be satisfied at the Closing, but which conditions are capable of being satisfied, and (y) those conditions the failure of which to be satisfied is attributable to a breach of this Agreement by Parent or Teton Merger Sub) and (C) the bridge facilities contemplated by the Debt Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 6.15(c)) are available on the terms and conditions described in the Debt Commitment Letter, then Parent shall use its reasonable best efforts to cause the proceeds of such bridge financing to be used promptly in lieu of such affected portion of the permanent financing. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative debt financing arranged in compliance herewith and the term “Debt Financing” shall be deemed to include any alternative debt financing obtained in compliance herewith. Parent shall provide the Company with prompt notice in writing of any actual or threatened (in writing) breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Agreement of which Parent is aware and a copy of any written notice or other written communication from any Debt Financing Party or other financing source with respect to any such actual or threatened breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Agreement of any provision thereof that is received by Parent (i) relating to the availability of the Debt Financing or any condition to the consummation of the Debt Financing or (ii) that could reasonably be expected to (A) reduce the aggregate principal amount of the Debt Financing to an amount below the amount necessary to satisfy the Financing Amount, (B) adversely affect the ability of Parent to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements or (C) prevent, impede or materially delay the Closing. Parent shall, upon the request of the Company, keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Debt Financing.

(d)  The parties hereto acknowledge and agree that the provisions contained in this Section 6.15 represent the sole obligation of the Company and its Subsidiaries with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement and the Debt Commitment Letter, and no other provision of this Agreement (including the Schedules hereto) or the Debt Commitment Letter shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Debt Financing) by Parent, Teton Merger Sub or any of their respective Affiliates be a condition to any of Parent’s or Teton Merger Sub’s obligations under this Agreement. Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.15 will require, and in no event will the reasonable best efforts of Parent or Teton Merger Sub be deemed or construed to require, either Parent or Teton Merger Sub to pay any material fees, original issue discount or interest coupons, as applicable, or agree to any prepayment premiums, in each case, in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (after giving effect to any market “flex” provisions therein).

(e)  Subject to Section 6.16(d), the Company shall use its reasonable best efforts to provide, and to cause its Subsidiaries to use their reasonable best efforts to provide, all cooperation reasonably requested by Parent necessary and customary for the arrangement of the Debt Financing, including using reasonable best efforts to:

(i)  assist in preparation for and participate (and cause senior management and representatives of the Company and its Subsidiaries to participate) in a reasonable number of lender and investor meetings (including meetings with the parties acting as lead arrangers or agents for, and prospective lenders and investors with respect to, the Debt Financing), calls, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions, and sessions with rating agencies, in each case, upon reasonable advance notice and at mutually agreeable dates and times and assist Parent in obtaining ratings as contemplated by the Debt Financing;

(ii)  assist with Parent’s and the Debt Financing Parties’ preparation of materials for rating agency presentations and bank books, lender and investor presentations, offering memoranda, private placement memoranda, prospectuses, bank information memoranda, and other marketing documents required in connection with the Debt Financing, including reviewing and commenting on Parent’s draft of (x) a business description and (y) “Management’s Discussion and Analysis” of the financial statements to be included in offering documents contemplated by the Debt Financing and delivering customary authorization letters (authorizing the distribution of information to prospective lenders and containing customary representations with respect to the presence or absence of material nonpublic information about the Company and its Subsidiaries and regarding the accuracy of the information provided by, or with respect to, the Company and its Subsidiaries), executed by or on behalf of the Company;

(iii)  as promptly as reasonably practicable, (A) furnish Parent with the Required Information that (x) is Compliant and (y) upon request of Parent prior to launch and during any period between launch and settlement of any portion of the Debt Financing consisting of an offering of non-convertible, high yield debt securities issued under Rule 144A promulgated under the Securities Act, remains Compliant (after giving effect to any update thereto furnished by the Company) and (B) inform Parent if the chief executive officer, chief financial officer, treasurer or controller of the Company shall have knowledge of any facts as a result of which a restatement of any financial statements to comply with GAAP is reasonably probable;

(iv)  assist Parent with its preparation of projections and pro forma financial information (including pro forma financial statements) of the type customarily included in offering documents or marketing materials for debt financings similar to the Debt Financing, it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of debt financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt, (B) any post-Closing or pro forma cost savings, synergies, capitalization or ownership desired to be incorporated into any information used in connection with the Debt Financing or (C) any financial information related to Parent or any of its Subsidiaries;

(v)  execute and deliver as of the Closing (but, except as otherwise expressly required pursuant to Section 6.16, not prior to the Closing) any credit agreements, indentures, pledge, guarantee and security documents, supplemental indentures, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent or the Debt Financing Parties and otherwise reasonably facilitate the granting of security interests (and perfection thereof) in collateral in respect of the Debt Financing, it being understood that the effectiveness of such documents shall be conditioned upon, or become operative only after, the occurrence of the Teton Merger Effective Time;

(vi)  cause the Company’s independent auditors to (A) furnish customary consents for use of their auditor opinions in any materials related to any non-convertible, high-yield debt securities issued in lieu of all or a portion of the Debt Financing, (B) provide, consistent with customary practice, customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Company and its Subsidiaries as reasonably requested by Parent or as necessary or customary for financings similar to the Debt Financing (including any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act in lieu of all or a portion of the Debt Financing) and (C) attend a reasonable number of accounting due diligence sessions and drafting sessions; and

(vii)  furnish Parent promptly (and in any event at least three (3) Business Days prior to the Closing Date) with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, and the requirements of 31 C.F.R. §1010.230, to the extent reasonably requested by Parent in writing at least seven (7) Business Days prior to the Closing Date.

(f)  The Company shall, and shall cause each of its Subsidiaries to, update any Required Information provided to Parent and the Debt Financing Parties as may be necessary so that such Required Information (i) (x) is Compliant and (y) upon request of Parent prior to launch and during any period between launch and settlement of any portion of the Debt Financing consisting of an offering of non-convertible, high yield debt securities issued under Rule 144A promulgated under the Securities Act, remains Compliant (after giving effect to any update thereto furnished by the Company), (ii) meets the applicable requirements set forth in the definition of “Required Information” and (iii) would not, after giving effect to such update(s), cause the Marketing Period to cease pursuant to the definition of “Marketing Period”, with respect the foregoing clauses (i) and (ii), until Closing and, with respect to clause (iii), prior to the completion of the Marketing Period.

(g)  For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Company and its Subsidiaries under this Section 6.15 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date (including, for the avoidance of doubt, after completion of the Marketing Period); provided, that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets (it being understood and agreed that once the “Marketing Period” has commenced and then been completed in accordance with the definition thereof, there shall not be a subsequent “Marketing Period” hereunder). The Company agrees to use reasonable best efforts to file all reports on (i) Form 10-K and Form 10-Q, (ii) to the extent required to include financial information pursuant to Item 9.01 thereof, Form 8-K, and (iii) to the extent that the failure to file any Form 8-K would result in the Required Information containing material non-public information with regard to the Company and its Subsidiaries, such other Form 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the time periods required by the Exchange Act. In addition, if, in connection with a marketing effort contemplated by the Debt Commitment Letter, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its Subsidiaries, which Parent reasonably determines (and the Company does not reasonably object) to include in a customary offering document or marketing materials for the Debt Financing, then, upon the Company’s review of and reasonable satisfaction with such filing, the Company shall file such Current Report on Form 8-K.

(h)  The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(i)  All non-public or otherwise confidential information regarding the Company or any of its Affiliates obtained by Parent or its representatives pursuant to this Section 6.15 shall be kept confidential in accordance with the Confidentiality Agreement; provided, that Parent shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Debt Financing, subject to customary confidentiality arrangements reasonably satisfactory to the Company.

Section 6.16  Cooperation as to Certain Indebtedness.

(a)  Parent or one of its Subsidiaries may (a) commence and conduct one or more offers to purchase, including any offer required to be made in connection with any “Change of Control” or equivalent term (each as defined in the applicable Indenture governing each series of Existing Company Notes), tender offers or exchange offers with respect to any or all of the outstanding aggregate principal amount of the Existing Company Notes identified by Parent to the

Company prior to, on or after the date hereof on terms that are acceptable to Parent (the “Offers to Purchase”) and/or (b) solicit the consent of the holders of debt issued under the Indentures regarding certain proposed amendments to the applicable Indenture (the “Consent Solicitations” and, together with the Offers to Purchase, if any, the “Company Note Offers and Consent Solicitations”); provided that the closing of any such Offers to Purchase shall not occur, and the amendments in connection with any such Consent Solicitations shall not become operative (although any supplemental indentures entered into in connection with any such Consent Solicitations may become effective upon execution), prior to the Closing; provided, further, that the consummation of any Company Note Offers and Consent Solicitations shall not be a condition to the Closing. Any Company Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent and which are permitted by the terms of the applicable Indenture and applicable Laws, including applicable SEC rules and regulations. Parent will reasonably consult with the Company regarding the material terms and conditions of any Company Note Offers and Consent Solicitations, including the timing and commencement of any Company Note Offers and Consent Solicitations and any relevant tender or consent deadlines. Parent shall not be permitted to commence any applicable Company Note Offers and Consent Solicitations until Parent shall have provided the Company with the related offer to purchase, consent solicitation statement, letter of transmittal, if any, or press release, if any, in connection therewith, and each other material document relevant to the transaction that will be distributed by the Parent in the applicable Company Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of Parent commencing the applicable Offer to Purchase or Consent Solicitation to allow the Company and its counsel to review and comment on such Debt Offer Documents, and Parent shall give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, the Company shall execute one or more supplemental indentures to the applicable Indenture in accordance with the terms thereof amending the terms and provisions of such Indenture as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent (each, a “Company Supplemental Indenture”), which such supplemental indentures shall become effective upon the execution thereof but shall not become operative until the Teton Merger Effective Time, and the Company shall use reasonable best efforts to cause the trustee under each such Indenture to enter into such supplemental indentures. Subject to Section 6.16(d), the Company shall, and shall cause each of its Subsidiaries to, and shall use reasonable best efforts to cause its and their Representatives to, provide all reasonable and customary cooperation as may be reasonably requested by Parent in writing to assist Parent in connection with any Company Note Offers and Consent Solicitations; provided that neither the Company nor counsel for the Company shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Company Note Offers and Consent Solicitation (other than in connection with the execution of any Company Supplemental Indenture relating to the Consent Solicitations, with respect to which the Company shall deliver customary officer’s certificates (the “Company Indenture Officers’ Certificates”) and (solely to the extent the trustee under the applicable Indenture requires an opinion of counsel to the Company) counsel to the Company shall provide customary legal opinions, in each case, to the trustee under each applicable Indenture and solely to the extent such certificates or legal opinions, as applicable, would not conflict with applicable Laws and would be accurate in light of the facts and circumstances at the time delivered) or execute any other instruments or agreements in connection therewith other than any Company Supplemental Indenture described in the immediately preceding sentence. The solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by Parent, retained by Parent, and their fees and out-of-pocket expenses will be paid directly by Parent. If, at any time prior to the completion of the Company Note Offers and Consent Solicitations, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated to the holders of the applicable notes, debentures or other debt securities of the Company outstanding under the applicable Indenture.

(b)  If requested by Parent, in lieu of or in addition to Parent commencing or closing any Company Note Offer and Consent Solicitation for any series of Existing Company Notes, the Company shall use its reasonable best efforts, to the extent permitted by such series of Existing Company Notes and the applicable Indenture, to (A) issue a notice of redemption (“Company Redemption Notice”) for all or portion of the outstanding aggregate principal amount of such series of Existing Company Notes, pursuant to the redemption provisions of the applicable Indenture, which notice of redemption shall be expressly conditioned on the occurrence of the Closing and (B) take any other actions reasonably requested by Parent to facilitate the redemption and satisfaction and discharge of any series of Existing Company Notes at the Teton Merger Effective Time pursuant to the redemption and satisfaction and discharge provisions of the applicable Indenture and the other provisions of the Indenture applicable thereto, provided that, for the avoidance of doubt, no such Redemption (as defined below) shall be effective prior to the Teton Merger Effective Time and provided further that neither the Company nor counsel for the Company shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Redemption (except that the Company shall deliver customary officers’ certificates (each, a “Company Redemption Officers’ Certificate”) and (solely to the extent the trustee under the applicable Indenture requires an opinion of counsel to the Company) counsel to the Company shall provide customary legal opinions, in each case, to the trustee under each applicable Indenture and solely to the extent such certificates or legal opinions, as applicable, would not conflict with applicable Laws and would be accurate in light of the facts and circumstances at the time delivered). If a notice of conditional redemption or satisfaction and discharge is given, Parent shall ensure that at the Teton Merger Effective Time, so long as the applicable conditions of such redemption or satisfaction and discharge are satisfied, the Company has all funds necessary in connection with any such redemption or satisfaction and discharge. The redemption or satisfaction and discharge of any series of Existing Company Notes pursuant to this clause (b) are referred to collectively as the “Redemption” of such series of Existing Company Notes.

(c)  Subject to Section 6.16(d), the Company shall, and shall cause its Subsidiaries to, deliver, in each case, prior to the Closing Date (and as more specifically stated below), all notices and to take all other actions reasonably requested by Parent to facilitate (A) the repayment in full on the Closing Date (or in the case of any letters of credit, cash collateralization, to the extent Parent shall not have entered into an alternative arrangement with the issuing bank) of all amounts and other obligations then outstanding under and (B) the termination (to the extent provided therein and pursuant to the terms thereof) on the Closing Date of (such repayments and terminations, the “Existing Credit Facilities Termination”) the Credit Agreement, including by providing to Parent a payoff letter from the agent under the Credit Agreement, in form and substance reasonably satisfactory to Parent, which payoff letter shall, among other things, (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties and any other monetary obligations then due and payable under the Credit Agreement (the “Payoff Amount”), (ii) provide that upon receipt of the Payoff Amount under the payoff letter, such indebtedness and all related loan documents (or similar agreements) shall be terminated and (iii) provide that all security interests (if any) granted to secure the obligations under the Credit Agreement and guarantees by Subsidiaries of the Company under the Credit Agreement shall be released and terminated upon receipt of the Payoff Amount. Parent shall provide all funds required to effect the Existing Credit Facilities Termination; provided that the Existing Credit Facilities Termination and any notices related thereto shall be expressly conditioned on the Closing.

(d)  Notwithstanding the foregoing or anything to the contrary set forth in Section 6.15 or this Section 6.16, neither the Company nor any of its Affiliates shall be required to (i) take or permit the taking of any action pursuant to Section 6.15 or this Section 6.16 that (A) would require the Company, its Affiliates or any Persons who are directors or officers of the Company or its Affiliates or any of their respective Representatives to pass resolutions or consents to approve or authorize the execution of the Debt Financing, any Company Note Offers and Consent Solicitations or any Redemption or execute or deliver any certificate (including any solvency certificate), document, instrument, opinion, negative assurance letter or agreement or agree to any change or modification of any existing certificate, document, instrument, opinion, negative assurance letter or agreement (other than (w) authorization letters contemplated by Section 6.15(e)(ii), (x) to the extent required by Section 6.16(a), applicable Company Supplemental Indentures and related Company Indenture Officers’ Certificates and customary legal opinions in connection therewith, (y) to the extent required by Section 6.16(b), applicable Company Redemption Notices, notices of satisfaction and discharge and Company Redemption Officers’ Certificates and legal opinions in connection therewith and (z) to the extent required by Section 6.16(c), the applicable payoff letter and related notices) that is, in each case, effective prior to the Teton Merger Effective Time, (B) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Affiliates, (C) would require the Company or any of its Affiliates to (1) pay any commitment or other similar fee or (2) incur any other expense, liability or obligation in connection with the Debt Financing, any Company Note Offers and Consent Solicitations or any Redemption prior to the Teton Merger Effective Time, in each case of this clause (2) that would not be reimbursed or indemnified in full by Parent in accordance with the last sentence of this Section 6.16(d), (D) would cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, or (E) would result in a violation or breach of, conflict with, or a default (with or without notice, lapse of time, or both) under any Company Material Contract to which the Company or any of its Subsidiaries is a party, the organizational documents of the Company or its Subsidiaries or any applicable Law; (ii) provide any access, or make available any document, correspondence or information, if doing so would, in the reasonable judgment of the Company’s legal counsel, jeopardize or cause a risk of loss or waiver of the attorney-client, attorney work product or other similar privilege of the

Company or any of its Subsidiaries; provided, that in such instance the Company shall inform Parent of the general nature of the information being withheld and, on Parent’s request, reasonably cooperate with the other party to provide such information, in whole or in part, in a manner that would not result in any of the outcome described in this clause (ii); (iii) without otherwise limiting the obligations of the Company pursuant to Section 6.15 to assist Parent in Parent’s preparation of any materials that include any Excluded Information, prepare any Excluded Information or (iv) take or permit the taking of any action pursuant to Section 6.15 or this Section 6.16 that would unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries. Nothing contained in Section 6.15 or this Section 6.16 or otherwise shall require the Company or any of its Affiliates, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing or to commence any Company Note Offers and Consent Solicitations. Parent and Teton Merger Sub shall, on a joint and several basis, promptly upon request by the Company, reimburse the Company or any of its Affiliates for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by them or their respective Representatives in connection with such cooperation pursuant to Section 6.15 and this Section 6.16 (whether or not the Teton Merger is consummated or this Agreement is terminated) and shall (on a joint and several basis) indemnify and hold harmless the Company and its Affiliates and their respective Representatives from and against any and all losses, claims, damages, liabilities, reasonable out-of-pocket costs, reasonable and documented out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred by them in connection with the Debt Financing, the Company Note Offers and Consent Solicitations or any Redemption, any action taken by them at the request of Parent or its representatives pursuant to Section 6.15 and this Section 6.16 and any information used in connection therewith (other than information provided by the Company, its Subsidiaries or their respective Representatives), in each case, except to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of this Agreement by the Company or any of its Subsidiaries or their respective Representatives, as determined in a final and non-appealable judgement by a court of competent jurisdiction (the “Reimbursement Obligations”).

ARTICLE VII.

CONDITIONS TO THE TETON MERGER

Section 7.1  Conditions to Each Party’s Obligation to Effect the Teton Merger. The respective obligations of each party hereto to effect the Teton Merger shall be subject to the fulfillment (or waiver by the Company and Parent, to the extent permissible under applicable Law and provided that such waiver shall only be effective as to the conditions of the waiving party) at or prior to the Teton Merger Effective Time of the following conditions:

(a)  The Company Stockholder Approval shall have been obtained.

(b)  No Injunction by any court or other tribunal of competent jurisdiction in the United States shall have been entered and shall continue to be in effect and no Law in the United States shall have been adopted that remains in effect or is effective, in each case that prevents, enjoins, prohibits or makes illegal the consummation of the Teton Merger.

(c)  (i) The waiting period applicable to the Teton Merger under the HSR Act, and any agreement with a Governmental Entity not to consummate the transactions contemplated by this Agreement that was entered into with the prior written consent of each of Parent and the Company, shall have expired or been terminated, and (ii) the FCC Consent shall have been granted by the FCC and shall be in effect as issued by the FCC or extended by the FCC.

Section 7.2  Conditions to Obligation of Parent and Teton Merger Sub to Effect the Teton Merger. The respective obligations of Parent and Teton Merger Sub to effect the Teton Merger are further subject to the fulfillment (or the waiver by Parent) at or prior to the Teton Merger Effective Time of the following conditions:

(a)  (i) Other than Section 4.2(a), Section 4.2(b), Section 4.2(f), Section 4.3 and Section 4.21, the representations and warranties of the Company set forth in Article IV (disregarding all materiality and “Company Material Adverse Effect” qualifiers contained therein) shall be true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be so true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) the representations and warranties of the Company set forth in Section 4.2(a) and Section 4.2(b) shall be true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date, other than in each case for de minimis inaccuracies and (iii) the representations and warranties of the Company set forth in Section 4.2(f), Section 4.3 and Section 4.21 shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date; provided, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) or (iii), as applicable) as of such date or period.

(b)  The Company shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Teton Merger Effective Time.

(c)  Since June 30, 2025, there shall not have been any Change that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect that is continuing.

(d)  The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by a duly authorized executive officer, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section7.3  Conditions to Obligation of the Company to Effect the Teton Merger. The obligation of the Company to effect the Teton Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Teton Merger Effective Time of the following conditions:

(a)  (i) Other than Section 5.2, the representations and warranties of Parent and Teton Merger Sub set forth in Article V (disregarding all materiality and “Parent Material Adverse Effect” qualifiers contained therein) shall be true and correct in all respects at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and (ii) the representations and warranties of Parent and Teton Merger Sub set forth in Section 5.2 shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date; provided, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i) or (ii), as applicable) as of such date or period.

(b)  Parent and Teton Merger Sub shall have performed and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Teton Merger Effective Time.

(c)  Parent and Teton Merger Sub each shall have delivered to the Company a certificate, dated the Closing Date and signed by a duly authorized executive officer of each of Parent and Teton Merger Sub, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) for each of Parent and Teton Merger Sub have been satisfied.

ARTICLE VIII.

TERMINATION

Section 8.1  Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Teton Merger Effective Time, whether before or after the Company Stockholder Approval (except as otherwise provided in this Agreement), only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)  by the mutual written consent of the Company and Parent;

(b)  by either the Company or Parent, if the Teton Merger shall not have been consummated at or prior to 5:00 p.m. Eastern Time, on August 18, 2026 (as may be extended pursuant to the following proviso, the “Outside Date”); provided, that if as of the Outside Date any of the conditions set forth in Section 7.1(b) (solely if such condition has not been satisfied due to any Antitrust Law or the Communications Act or FCC Rules or an Injunction arising under any Antitrust Law or the Communications Act or FCC Rules) or Section 7.1(c) shall not have been satisfied, the Outside Date may be extended by either Parent or the Company, upon delivery of written notice to the other party, for a period of three (3) months, and such date, as so extended, shall be the new Outside Date; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a party if the failure of the Teton Merger to be consummated by such date was primarily attributable to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement; provided, further, that in the event (A) the Marketing Period has commenced but has not completed as of the Outside Date, the Outside Date shall automatically be extended to the date (the “Extension Date”) that is three Business Days after the then-scheduled expiration date of the Marketing Period or (B) the Marketing Period has commenced but has not completed as of the Outside Date and would subsequently be deemed not to have commenced under clause (b)(iii) of the second sentence set forth in the definition thereof solely as a result of any Required Information being not Compliant by virtue of becoming stale on or prior to the Extension Date, the Outside Date may be extended (or further extended) by either the Company or Parent for a period of up to 45 days by written notice to the other at least one Business Day prior to the Outside Date; provided, further, that in the event the date on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at Closing, provided such conditions are capable of being satisfied) is (1) on or after the third Business Day prior to the Outside Date and (2) on or prior to the Outside Date, the Outside Date shall be automatically extended for a period of four (4) Business Days to permit the Closing to occur pursuant to Section 2.2;

(c)  (i) by either the Company or Parent, if an Injunction by any court or other tribunal of competent jurisdiction in the United States shall have been issued permanently restraining, enjoining or otherwise prohibiting the consummation of the Teton Merger and such Injunction shall have become final and nonappealable or (ii) by the Company or Parent, if the FCC issues a Hearing Designation Order with respect to the Teton Merger; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to a party if such Injunction was primarily attributable to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(d)  by either the Company or Parent, if the Company Stockholders’ Meeting (as it may be adjourned or postponed in accordance with this Agreement) at which a vote on the Company Stockholder Approval was taken shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e)  by the Company, if Parent or Teton Merger Sub shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) is either not curable or is not cured by the earlier of (A) the Outside Date and (B) the date that is 30 days following written notice from the Company to Parent of such breach, inaccuracy or failure; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) shall not be available to the Company if the Company is then in breach of any of its representations, warranties, covenants or other agreements such that Parent has the right to terminate this Agreement pursuant to Section 8.1(f) without giving effect to any cure right contained therein;

(f)  by Parent, if the Company shall have breached or there is any inaccuracy in any of its representations or warranties, or shall have breached or failed to perform any of its covenants or other agreements contained in this Agreement, which breach, inaccuracy or failure to perform (i) would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) is either not curable or is not cured by the earlier of (A) the Outside Date and (B) the date that is 30 days following written notice from Parent to the Company of such breach, inaccuracy or failure; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(f) shall not be available to Parent if Parent or Teton Merger Sub is then in breach of any of its representations, warranties, covenants or other agreements such that the Company has the right to terminate this Agreement pursuant to Section 8.1(e) without giving effect to any cure right contained therein;

(g)  at any time prior to the receipt of the Company Stockholder Approval, by Parent in the event of a Company Adverse Recommendation Change; or

(h)  at any time prior to the receipt of the Company Stockholder Approval, by the Company, if: (i) the Company has received a Company Superior Proposal; (ii) the Company Board has authorized the Company to enter into a definitive agreement with respect to such Company Superior Proposal; (iii) the Company pays, or causes to be paid, to Parent or its designee the Company Termination Fee pursuant to Section 8.3(a); and the Company has complied in all material respects with Section 6.3.

Section 8.2  Effect of Termination. Notwithstanding anything set forth herein to the contrary, in the event of a valid termination of this Agreement pursuant to Section 8.1, this Agreement shall terminate immediately upon delivery of written notice by the terminating party and will be of no further force or effect, and there shall be no Liability of any party (or any direct or indirect equity holder, controlling person, partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such party or such party’s Affiliates or any of the foregoing’s successors or assigns), except that the Confidentiality Agreement, the Clean Team Agreement, the Reimbursement Obligations, this Section 8.2, Section 8.3 and Article IX shall survive any termination, in each case, in accordance with their respective terms and conditions; provided that, except on the terms and subject to the limitations set forth in Section 8.3, nothing herein shall relieve any party from Liability for a Willful Breach of its covenants or agreements set forth in this Agreement prior to such valid termination or for Fraud, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity (which the parties acknowledge and agree will not be limited to reimbursement of expenses or out-of-pocket costs, and in the case of any damages sought by the non-breaching party, such damages may include, if proven and as determined by the court of competent jurisdiction, the benefit of the bargain lost by the non-breaching party (including damages based on loss of the economic benefits of the Teton Merger to holders of shares of Company Common Stock and Company Equity Awards, including loss of premium offered to such holders)) (the “Permitted Claims”).

Section 8.3  Termination Fees; Expenses.

(a)  Company Termination Fee. If (i) this Agreement is validly terminated (A) by Parent pursuant to Section 8.1(g) or (B) by the Company pursuant to Section 8.1(h) or (ii) (A) after the date of this Agreement and prior to the receipt of the Company Stockholder Approval, a Company Takeover Proposal (substituting 50% for the 20% threshold set forth in the definition of “Company Takeover Proposal”) (a “Qualifying Transaction” ) shall have been publicly made or publicly disclosed, (B) thereafter this Agreement is validly terminated by Parent or the Company pursuant to Section 8.1(d) or by Parent pursuant to Section 8.1(f) due to a breach of, or a failure to perform or comply with, (x) one or more covenants or agreements under this Agreement following the making of such Company Takeover Proposal or (y) Section 6.3 that leads to or results in such Company Takeover Proposal and (C) at any time on or prior to the date that is twelve months after the date of such termination, (x) the Company or any of its Subsidiaries completes or enters into a definitive agreement with respect to a Qualifying Transaction or (y) consummates a Qualifying Transaction (in each case, which need not be the same Qualifying Transaction that was made or disclosed prior to the termination hereof), then the Company shall pay Parent the Company Termination Fee (less the amount of any Parent Expenses previously paid by the Company) in immediately available funds (1) in the case of clause (i), within one Business Day of such termination or (2) in the case of clause (ii), upon the earlier of the entry into a definitive agreement providing for such Qualifying Transaction and the consummation of such Qualifying Transaction. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)  Parent Termination Fee.

(i)  [Reserved.]

(ii)  If this Agreement (A) is validly terminated pursuant to Section 8.1(b) and at the time of such termination, any condition set forth in Section 7.1(b) (solely as it relates to any Antitrust Law or the Communications Act or FCC Rules or if the Injunction arises under any Antitrust Law or the Communications Act or FCC Rules) or in Section 7.1(c) has not been satisfied, but all other conditions to the Closing set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than (x) those conditions that by their nature are to be satisfied at the Closing, but which conditions are capable of being satisfied and (y) those conditions the failure of which to be satisfied is primarily attributable to a breach by Parent or Teton Merger Sub of their representations, warranties, covenants or agreements contained in this Agreement), (B) is validly terminated pursuant to Section 8.1(c)(i) (solely if based on an Injunction arising under any Antitrust Law or the Communications Act or FCC Rules) or pursuant to Section 8.1(c)(ii), or (C) is terminated pursuant to Section 8.1(e) due to Parent’s or Teton Merger Sub’s breach of Section 6.6 which breach results in any condition set forth in Section 7.1(b) (solely as it relates to any Antitrust Law or the Communications Act or FCC Rules or if the Injunction arises under any Antitrust Law or the Communications Act or FCC Rules) or in Section 7.1(c) being incapable of being satisfied by the Outside Date, then Parent shall pay to the Company the Parent Regulatory Termination Fee (x) in the case of any such termination by Parent, in immediately available funds prior to or concurrently with, and as a condition to, such termination or (y) in the case of any such termination by the Company, within one Business Day of such termination.

(iii)  In no event shall Parent be required to pay the Parent Regulatory Termination Fee on more than one occasion.

(c)  Each of the parties hereto acknowledges that none of the Company Termination Fee or the Parent Regulatory Termination Fee is intended to be a penalty but rather is liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such Company Termination Fee or such Parent Regulatory Termination Fee, as applicable, is due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Each of the parties hereto acknowledges and agrees that in no event will the Company or Parent be required to pay the Company Termination Fee or the Parent Regulatory Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or the Parent Regulatory Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(d)  Each of the parties hereto acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and Teton Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the Company Termination Fee, or if Parent fails to pay in a timely manner the Parent Regulatory Termination Fee, as applicable, then the Company shall pay to Parent, or Parent shall pay to the Company, as applicable, interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2% per annum (the “Enforcement Expenses”).

(e)  Expenses. If this Agreement is validly terminated by Parent or the Company pursuant to Section 8.1(d) and Parent is not then in breach of any of its representations, warranties, covenants or other agreements such that the Company has the right to terminate this Agreement pursuant to Section 8.1(e) without giving effect to any cure right contained therein, as promptly as practicable following such termination (and, in any event, within one Business Day thereof), the Company shall pay to Parent, by wire transfer in immediately available funds, an amount equal to the reasonable and documented and out-of-pocket costs and expenses incurred by Parent in connection with this Agreement and the transactions contemplated hereby (including obtaining the Debt Financing), subject to a cap of $30,000,000 (the “Parent Expenses”).

(f)  Sole and Exclusive Remedy.

(i)  If this Agreement is validly terminated pursuant to Section 8.1 and the Parent Regulatory Termination Fee shall become due and payable in accordance with Section 8.3(b), from and after such termination and payment of the Parent Regulatory Termination Fee in full pursuant to and in accordance with Section 8.3(b), except pursuant to Permitted Claims, (A) none of the Parent Related Parties or the Debt Financing Related Parties will have any further Liability to any of (1) the Company and its Affiliates and (2) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company and its Affiliates (the Persons in clauses (1) and (2) collectively, the “Company Related Parties”) arising out of this Agreement for any matters forming the basis of such termination, and (B) in no event will any of the Company Related Parties seek or obtain any monetary recovery or award from (1) Parent or Teton Merger Sub or (2) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Debt Financing Related Parties, Affiliates (other than Parent or Teton Merger Sub), members, managers, general or limited partners, stockholders and assignees of any of Parent or Teton Merger Sub (the Persons in clauses (1) and (2), collectively, the “Parent Related Parties”), in the case of clauses (A) and (B), other than as set forth in this Article VIII (it being understood and agreed that if the Company has received the Parent Regulatory Termination Fee, the amount of the Parent Regulatory Termination Fee shall reduce the amount of any monetary recovery or award obtained pursuant to a Permitted Claim on a dollar-for-dollar basis). Other than the Liabilities, obligations and agreements of Parent and/or Teton Merger Sub under or in connection with this Agreement on the terms and subject to the limitations set forth herein, following the valid termination of this Agreement pursuant to Section 8.1 in no event will any Parent Related Party have any Liability for monetary damages (including damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) to any Company Related Party arising out of this Agreement or the transactions contemplated hereby, including the Teton Merger. Notwithstanding the foregoing, this Section 8.3(f)(i) will not relieve any party from Liability with respect to the Confidentiality Agreement or the Clean Team Agreement.

(ii)  If this Agreement is validly terminated pursuant to Section 8.1 and the Company Termination Fee shall become due and payable in accordance with Section 8.3(a), from and after such termination and payment of the Company Termination Fee in full pursuant to and in accordance with Section 8.3(a), except pursuant to Permitted Claims, (A) none of the Company Related Parties will have any further Liability to any of Parent, Teton Merger Sub, or any of the other Parent Related Parties arising out of this Agreement for any matters forming the basis of such termination and (B) in no event will any of the Parent Related Parties seek or obtain any monetary recovery or award from the Company Related Parties, in each case of clauses (A) and (B), other than as set forth in this Article VIII (it being understood and agreed that if Parent has received the Company Termination Fee, the amount of the Company Termination Fee shall reduce the amount of any monetary recovery or award obtained pursuant to a Permitted Claim on a dollar-for-dollar basis). Other than the Liabilities, obligations and agreements of the Company under or in connection with this Agreement on the terms and subject to the limitations set forth herein, following the valid termination of this Agreement pursuant to Section 8.1 in no event will any Company Related Party have any Liability for monetary damages (including damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) to any Parent Related Party arising out of this Agreement or the transactions contemplated hereby, including the Teton Merger. Notwithstanding the foregoing, this Section 8.3(f)(ii) will not relieve any party from Liability with respect to the Confidentiality Agreement or the Clean Team Agreement.

ARTICLE IX.

MISCELLANEOUS

Section 9.1  No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Teton Merger, except for covenants and agreements that contemplate performance after the Teton Merger Effective Time or otherwise expressly by their terms survive the Teton Merger Effective Time.

Section 9.2  Expenses; Transfer Taxes.

(a)  Except as otherwise provided in this Agreement (including in Section 8.3), whether or not the Teton Merger is consummated, all costs and expenses incurred in connection with the Teton Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided, that Parent and the Company shall each pay 50% of all filing fees payable with regard to the FCC Applications and under the HSR Act.

(b)  Except as otherwise provided in Section 3.2(c), all transfer, documentary, sales, use, stamp, registration and other such Taxes imposed with respect to the transfer of Company Common Stock pursuant to the Teton Merger shall be borne by Parent or the Surviving Company and expressly shall not be a liability of holders of Company Common Stock.

Section 9.3  Counterparts; Effectiveness. This Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.4  Governing Law; Jurisdiction.

(a)  This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b)  Each of the parties hereto irrevocably agrees that it shall bring any Proceeding in respect of any claim arising out of or related to this Agreement and the rights and obligations arising in connection herewith, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns (“Actions”), exclusively in (i) the Delaware Court of Chancery, (ii) in the event (but only in the event) that such court does not have subject matter jurisdiction over such suit, action or other proceeding, the United States District Court for the District of Delaware or (iii) in the event (but only in the event) such courts identified in clauses (i) and (ii) do not have subject matter jurisdiction over such suit, action or other proceeding, any other Delaware state court (the “Chosen Courts”), and solely in connection with Actions (A) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason other than the failure to serve in accordance with this Section 9.4 and any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in the Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (C) irrevocably submits to the exclusive venue of any such Action in the Chosen Courts and waives any objection to laying venue in any such Action in the Chosen Courts and (D) waives any objection that the Chosen Courts are an inconvenient forum, do not have jurisdiction over any party hereto or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party agrees that a final judgment in any Action brought in the Chosen Courts shall be conclusive and binding upon each of the parties hereto and may be enforced in any other courts the jurisdiction of which each of the parties hereto is or may be subject, by suit upon such judgment. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.7 and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

Section 9.5  Specific Enforcement. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly (a) the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, in each case in the Chosen Courts (in the order expressed in Section 9.4(b)), this being in addition to any other remedy to which they are entitled at law or in equity (provided, however, that the Company shall not be entitled to obtain specific performance to cause the Teton Merger to be consummated if this Agreement has been validly terminated and the Parent Regulatory Termination Fee has been paid to the Company in accordance with this Agreement), (b) the parties hereto waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (c) the parties hereto shall waive, in any action for specific performance, the defense of adequacy of a remedy at law. The Company’s pursuit of an injunction, specific performance or other equitable remedies at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which the Company may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the Company and its stockholders. It is explicitly agreed that, subject only to the next sentence of this Section 9.5, the Company shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s and Teton Merger Sub’s obligations under this Agreement, including to consummate the Teton Merger.

Section 9.6  WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

Section 9.7  Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received (with confirmation of receipt) when sent by email by the party to be notified; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent or Teton Merger Sub:

Nexstar Media Group, Inc.

545 E. John Carpenter Freeway

Suite 700

Irving, Texas 75062

Attention:  Perry A. Sook, Rachel Morgan

Email:   [***]

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Armand Della Monica, P.C.

Sarkis Jebejian, P.C.

Ravi Agarwal, P.C.

Email: armand.dellamonica@kirkland.com

sarkis.jebejian@kirkland.com

ravi.agarwal@kirkland.com

To the Company:

TEGNA Inc.

8350 Broad Street

Suite 2000

Tysons, Virginia 22102

Attention:  Mike Steib, Thomas R. Cox, Alex J. Tolston

Email:   [***]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention:  Igor Kirman, Esq.

Viktor Sapezhnikov, Esq.

Email:   IKirman@wlrk.com

VSapezhnikov@wlrk.com

or to such other address as any party hereto shall specify by written notice so given.

Section 9.8  Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, that each of Teton Merger Sub and Parent may assign any of their rights hereunder to any Debt Financing Party pursuant to the terms of the Debt Financing solely for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing, but no such assignment shall relieve Parent or Teton Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 9.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 9.8 shall be null and void.

Section 9.9  Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

Section 9.10  Entire Agreement. This Agreement (together with the exhibits hereto and the other documents delivered pursuant hereto), the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement of the parties hereto and supersede all prior agreements (except the Confidentiality Agreement and the Clean Team Agreement, each of which shall survive in accordance with their terms) and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof. The Company Disclosure Schedule and the Parent Disclosure Schedule are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

Section 9.11  Amendments; Waivers. At any time prior to the Teton Merger Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, on the one hand, and Parent and Teton Merger Sub, on the other hand or in the case of a waiver, by the party against whom the waiver is to be effective; provided, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the New York Stock Exchange require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.12  Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties hereto only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.13  No Third-Party Beneficiaries. Each of Parent, Teton Merger Sub and the Company agrees that (a) its representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, (i) each Covered Person shall be an express third-party beneficiary of and shall be entitled to rely upon Section 6.9; (ii) prior to the Teton Merger Effective Time, the Company shall have the right, on behalf of the holders of shares of Company Common Stock or Company Equity Awards (each of which are express third party beneficiaries of this Agreement to the extent required for this provision to be enforceable) to pursue claims for damages (which may include, if proven and as determined by a court of competent jurisdiction, damages based on the loss of the economic benefits of the Teton Merger to holders of shares of Company Common Stock and Company Equity Awards, taking into account the amount of the Merger Consideration and the loss of premium offered to such holders) under this Agreement in the event of a breach of this Agreement by Parent or Teton Merger Sub (provided, that the Company shall have the sole and exclusive right to enforce the rights granted under this clause (ii) as agent for such holders of shares of Company Common Stock and Company Equity Awards, and any amounts received by the Company in connection therewith may be (x) distributed, in whole or in part, by the Company to the holders of shares of Company Common Stock of record as of any date determined by the Company or (y) retained by the Company for the use and benefit of the Company on behalf of the holders of shares of Company Common Stock and Company Equity Awards in any manner the Company deems fit); and (iii) following the Teton Merger Effective Time, each holder shares of Company Common Stock and each holder of Company Equity Awards, in each case, as of immediately prior to the Teton Merger Effective Time, shall be an express third-party beneficiary of and shall be entitled to rely on Article III and shall be entitled to obtain the Merger Consideration to which it is entitled for its shares of Company Common Stock or Company Equity Awards, as applicable, pursuant to this Agreement.

Section 9.14  Debt Financing Provisions. Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of the Company Related Parties hereby: (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Debt Financing Parties or any of their respective affiliates, or any of their and their affiliates’ current or future officers, directors, employees, agents, representatives, stockholders, shareholders, general or limited partners, managers, members, controlling persons, attorneys, advisors or partners or any of their respective successor or assigns (in each case, excluding Parent and Teton Merger Sub) (collectively all of the foregoing persons mentioned in this clause (a) that are not so excluded pursuant to the immediately preceding parenthetical phrase, the “Debt Financing Related Parties”), arising out of or relating to, this Agreement, the Debt Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court; (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or other applicable definitive document relating to the Debt Financing; (c) agrees not to bring or support, or permit any Company Related Party to bring or support, any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Related Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York; (d) agrees that service of process upon any Company Related Party in any such proceeding shall be effective if notice is given in accordance with Section 9.7; (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court; (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against any Debt Financing Related Party in any way arising out of or relating to, this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (g) agrees that none of the Debt Financing Related Parties will have any liability to Company or any other Company Related Party (in each case, other than Parent and its Subsidiaries as expressly set forth in the Debt Commitment Letter) relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise; and (h) agrees that the Debt Financing Related Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 9.14, Section 8.3(f) and Section 9.8, and that such provisions (and the applicable defined terms used therein) shall not be amended in any way adverse to the Debt Financing Related Parties without the prior written consent of the Debt Financing Entities.

Section 9.15  Interpretation. (a) When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated; (b) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”; (c) the words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires; (d) the word “or” shall not be deemed to be exclusive; (e) the word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”; (f) all references herein to “$” or “dollars” shall be to U.S. dollars; (g) references to “written” or “in writing” include in electronic form; (h) all terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein; (i) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms; (j) a reference to any Person includes such Person’s successors and permitted assigns; (k) any reference to “days” means calendar days unless Business Days are expressly specified; (l) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (m) any Law defined or referred to in this Agreement or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related rules and regulations thereunder and published interpretations thereof, and references to any Contract or instrument are to that Contract or instrument as from time to time amended, modified or supplemented; provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related rules and regulations thereunder and published interpretations thereof, in each case, as of such date; (n) to the extent that any covenant or agreement in this Agreement requires an Affiliate of any party hereto to take or omit to take any action, such covenant or agreement includes the obligation of such party to cause such Affiliate to take or omit to take such action, whether or not such covenant or agreement expressly so states; and (o) any reference to any documents or information “furnished,” “provided” or “made available” by the Company shall mean such documents and information as are included in the electronic data room administered by or on behalf of the Company by 11:59 p.m. Eastern Time on the date that is one (1) day prior to the date of this Agreement. Each of the parties hereto has participated in the drafting and negotiation of this Agreement and if an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 9.16  Disclosure Schedule Matters. All capitalized terms not defined in the Company Disclosure Schedule or Parent Disclosure Schedule (as applicable, the “Disclosure Schedule”) shall have the meanings assigned to them in this Agreement. The Disclosure Schedule shall, for all purposes in this Agreement, be arranged in numbered and lettered parts and subparts corresponding to the numbered and lettered sections and subsections contained in this Agreement. Each item disclosed in the Disclosure Schedule shall constitute an exception to or, as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes express reference and shall also be deemed to be disclosed or set forth for the purposes of every other part in the Disclosure Schedule relating to the representations and warranties (or covenants, as applicable) set forth in this Agreement to the extent a cross-reference within the Disclosure Schedule is expressly made to such other part in the Disclosure Schedule, as well as to the extent that the relevance of such item as an exception to or, as applicable, disclosure for purposes of, such other section of this Agreement is reasonably apparent from the face of such disclosure. The listing of any matter on the Disclosure Schedule shall not be deemed to constitute an admission by the Company or Parent, as applicable, or to otherwise imply, that any such matter is material, is required to be disclosed by the Company or Parent, as applicable, under this Agreement or falls within relevant minimum thresholds or materiality standards set forth in this Agreement. No disclosure in the Disclosure Schedule relating to any possible breach or violation by the Company or Parent, as applicable, of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in the Disclosure Schedule be deemed or interpreted to expand the scope of the representations, warranties, covenants or agreements set forth in this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

COMPANY:

TEGNA INC.

By:	/s/ Mike Steib
Name:	Mike Steib
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

PARENT:

NEXSTAR MEDIA GROUP, INC.

By:	/s/ Lee Ann Gliha
Name:	Lee Ann Gliha
Title:	Chief Financial Officer

TETON MERGER SUB:

TETON MERGER SUB, INC.

By:	/s/ Lee Ann Gliha
Name:	Lee Ann Gliha
Title:	Treasurer

[Signature Page to Agreement and Plan of Merger]